NO ACT

PE
12-17-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

08024823

Received SEC
FEB 07 2008
Washington, DC 20549

February 7, 2008

R.W. Smith, Jr.
DLA Piper US LLP
6225 Smith Avenue
Baltimore, MD 21209-3600

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/7/2008

Re: The Ryland Group, Inc.
Incoming letter dated December 17, 2007

Dear Mr. Smith:

This is in response to your letters dated December 17, 2007 and January 15, 2008 concerning the shareholder proposal submitted to Ryland by the College Retirement Equities Fund. We also have received letters from the proponent dated January 9, 2008 and January 25, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Hye-Won Choi
Vice President and
Head of Corporate Governance
Teachers Insurance and Annuity Association of America
College Retirement Equities Fund
730 Third Avenue
New York, NY 10017-3206

PROCESSED
FEB 14 2008
THOMSON
FINANCIAL

DLA PIPER

DLA Piper US LLP
6225 Smith Avenue
Baltimore, MD 21209-3600
T 410.580.3000
F 410.580.3001
W www.dlapiper.com

R.W. SMITH, JR.
Jay.Smith@dlapiper.com
T 410.580.4266 F 410.580.3266

VIA UPS

December 17, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Omission of Shareholder Proposal Submitted by the College Retirement Equities Fund to The Ryland Group, Inc.

Ladies and Gentlemen:

We are counsel to The Ryland Group, Inc. ("Ryland" or the "Company") and, on behalf of Ryland, we respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur that it will not recommend enforcement action if Ryland omits a shareholder proposal and supporting statement (the "Proposal") submitted by the College Retirement Equities Fund (the "Proponent"). The Proponent seeks to include the Proposal in Ryland's proxy materials for the 2008 annual meeting of shareholders. The Proposal requests Ryland's Board of Directors to seek an adivory vote of shareholders at each annual meeting to ratify and approve the Compensation Committee Report and the executive compensation policies and practices set forth in the Company's Compensation Discussion and Analysis.

On November 12, 2007, Ryland received the Proponent's Proposal via facsimile. Pursuant to Rule 14a-8(j), Ryland is submitting six paper copies of the Proposal and an explanation as to why Ryland believes that it may exclude the Proposal. For your review, we have attached a copy of the entire Proposal and related correspondence as Appendix A. Ryland appreciates the Staff's consideration and time spent reviewing this no action request.

The resolution of the Proposal reads as follows:

RESOLVED, that the shareholders of Ryland Group, Inc. (the "Company") recommend that the board of directors adopt a policy requiring that the proxy statement for each annual meeting contain a proposal, submitted by and supported by Company management, seeking an advisory vote of shareholders to ratify and approve the board Compensation Committee Report and the executive compensation policies and practices set forth in the Company's Compensation Discussion and Analysis.

I. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because It Is Materially False or Misleading

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal if either the proposal or the supporting statement is contrary to any of the proxy rules, including Rule 14a-9, which prohibits the inclusion of materially false or misleading statements in proxy soliciting materials. Further, Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal on the grounds that it is vague, indefinite and materially misleading if "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (September 15, 2004). The Proposal seeks an advisory vote on two sections of the Company's proxy statement, the Compensation Discussion and Analysis section (the "CD&A") and the Compensation Committee Report, each of which is addressed below.

A. Compensation Discussion and Analysis

The resolved clause of the Proposal urges the board to adopt a "policy" that Company shareholders be given the opportunity to vote on an "advisory" resolution to "ratify and approve" the executive compensation policies and practices set forth in the Company's CD&A. The purpose of the policy and advisory vote is not clear from reading the Proposal and the supporting statement. The supporting statement puts forth two possible purposes for such a vote. First, to advise the Company on whether the Company's disclosure regarding executive compensation adequately explains the Company's policies and decisions on compensation, and second, whether those policies and decisions are in the best interests of shareholders. It is unclear what action should be taken by the Board of Directors in response to a shareholder vote on the advisory proposal, including whether the disclosure regarding executive compensation in Ryland's proxy materials should be revised, and whether the Company's compensation practices should be amended.

The CD&A requires broad and detailed disclosures on a range of topics underlying a company's employee compensation practices. Securities Act Release No. 33-8732 (August 11, 2006) (the "Executive Compensation Release") provides that the CD&A is much like the Management's Discussion and Analysis ("MD&A") of Item 303 of Regulation S-K, and calls for a discussion and analysis of the material factors underlying compensation policies and decisions reflected in the data presented in the compensation tables. The CD&A is a narrative designed to provide material information about compensation objectives and policies for named executive officers, and a context for the compensation tables and other disclosures regarding compensation in a company's filings. As such, it requires a company to provide detailed and thorough disclosure, and to do a complex and extensive analysis of its compensation programs, policies and actions. In general, the CD&A must explain the material elements of a company's named executive officers' compensation and should address: (1) the objectives of the company's compensation programs; (2) what the compensation program is designed to reward; (3) each element of compensation; (4) why the company chooses to pay each element; (5) how the company determines the amount (and, where applicable, the formula) for each element; and (6) how each compensation element and the company's decisions regarding that element fit into the company's overall objectives and affect decisions regarding other elements.

The purpose of the CD&A is to provide comprehensive, principles-based disclosure about executive compensation. Item 402(b) of Regulation S-K, identifies the disclosure concepts for the CD&A and provides fifteen illustrative examples of items that should be considered for disclosure. However, a company is expected to individually tailor its CD&A and the information included in it to the specific philosophy, programs, actions and material items of the company. For example, the narrative CD&A may or may not take into consideration compensation philosophy, benchmarking of compensation, compensation policies, reasons for determining amounts for each compensation element, compensation goals, actual performance versus compensation paid, elements of post-termination compensation and benefits, personal benefits, in-service compensation and compensation committee activity. The Executive Compensation Release makes clear that the disclosure is a discretionary task to be done on a company-by-company basis. Furthermore, items included in or excluded from the CD&A may vary at a given company from year to year, depending upon the particular circumstances of the company.

In light of the requirements of the CD&A, the mandate of the Proposal would be confusing for both shareholders and the Company, and therefore materially misleading. Given the complexity of the CD&A and the myriad of factors that go into the analysis and related disclosure that shareholders would be voting upon, it is entirely unclear what any vote to "approve" or "disapprove" the compensation principles described in the CD&A would mean. The CD&A is not like the old Compensation Committee Report, which describes policies applicable to the registrant's executive officers. Instead, the CD&A (1) explains the material elements of the Company's named executive officers' compensation, (2) is a narrative, like the MD&A, describing material factors underlying compensation policies and decisions reflected in the data presented in the compensation tables, and (3) is a principles-based broad discussion that describes the detail behind six tables of officer compensation data that is tailored to a company's particular situation. Such an advisory vote will not provide the Board of Directors with the context necessary to interpret the shareholder views behind it, and will force the Board of Directors to speculate about whether the vote signifies shareholder views on a portion or all of the substantive content of the CD&A, the adequacy of the disclosure in the CD&A, or both. A negative vote from shareholders will not specify whether shareholders are objecting to the specific compensation plans described in the CD&A or if they disagree with the compensation philosophy and the analysis employed by the Board of Directors in determining the appropriate compensation plans. All that the Company and the Board would know from a negative vote is that the shareholders disapproved of something related to executive compensation, not what the specific objection is.

Given the advisory resolution's indefinite meaning in relation to the broad spectrum of data in, and the many elements of, the CD&A, neither management nor Ryland's shareholders could determine with any reasonable certainty what exactly is being voted upon or communicated by the non-binding advisory resolution. These factors make the Proposal so vague and impermissibly indefinite that it is contrary to Rule 14a-9, which prohibits materially misleading statements and may be excluded under Rule 14a-8(i)(3).

B. Compensation Committee Report

The proposal also asks shareholders to ratify and approve the Compensation Committee Report. The Compensation Committee Report no longer requires a discussion of the "policies applicable to the registrant's executive officers," as required previously under Item 402(k)(1) of Regulation S-K. Instead, under the new rules the Compensation Committee Report simply states whether the compensation committee reviewed and discussed the CD&A with management and based on the review and discussions, whether the compensation committee recommended to the board of directors that the CD&A be included in the company's Annual Report on Form 10-K and, as applicable, the company's proxy or information statement. As shareholders would be voting on the limited content of the Compensation Committee Report, which relates to the occurrence or non-occurrence of factual actions by the compensation committee relating to the members' physical review, discussions and recommendations regarding the CD&A disclosure, the Proposal does not make sense. Recently, the Staff has granted no-action relief for proposals for advisory votes in connection with the compensation committee report. See PG&E Corp. (January 30, 2007) (excluding, as materially false or misleading, a proposal seeking an advisory vote to approve the compensation committee report). Accordingly, neither the shareholders in voting on the Proposal, nor the Company in implementing the Proposal would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires, or what the resulting Company shareholder vote means. Accordingly, the Proposal should be excluded under Rule 14a-8(i)(3).

II. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Relates to Ordinary Business Matters

Under Rule 14a-8(i)(7) of the Exchange Act, a shareholder proposal may be omitted from a company's proxy statement if the proposal "deals with matters relating to the company's ordinary business operations." In Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release"), the Commission explained that the general underlying policy of the ordinary business exclusion is to confine the resolution of ordinary business problems to management and the board of directors. The Commission went on to say that the ordinary business exclusion rests on "two central considerations." The first consideration is the subject matter of the proposal. The 1998 Release provides that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration is the degree to which the proposal attempts to "micro-manage" the company by "probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

A. Compensation Committee Report

The Staff has taken the position that decisions with respect to the content and presentation of disclosure in a company's reports to shareholders are matters constituting "ordinary business operations." See Long Island Lighting Company (February 22, 1996) (excluding, as relating to ordinary business matters, proposal seeking to influence format and presentation of executive compensation disclosure information in company's report to shareholders).

The Compensation Committee Report is a report of the related issuer's compensation committee. Under both the old rules and the revised executive compensation rules, the names of the directors serving on the committee are placed beneath the report, signifying to shareholders that the report is their work and their conclusions. As noted above, the Compensation Committee Report states whether the compensation committee reviewed and discussed the CD&A with management and based on the review and discussions, whether the compensation committee recommended to the board of directors that the CD&A be included in the company's annual report on Form 10-K and the company's proxy or information statement. Given these requirements, and that the names of reviewing individuals are beneath the report, this report is clearly a compensation committee task that is driven by compliance with Commission rules: the committee members must confirm that they have taken certain steps and made a recommendation. Shareholders should not be given an advisory vote on a matter that represents conclusions of the compensation committee. It is clear that the report involves a corporate task that should not involve "shareholder oversight" or "micro-management" in the form of an advisory resolution or otherwise. Rather it is an ordinary compliance business operation and represents a statement of disclosure about compensation philosophy, objectives and decisions clearly within the control and responsibility of the Compensation Committee. Accordingly, the Proposal as submitted is excludable under Rule 14a-8(i)(7).

B. Compensation Discussion and Analysis

If the Staff permits the Proponent to revise the Proposal to provide for an advisory resolution only on the executive compensation policies and practices set forth in the CD&A, that change would not cure the Proposal for purposes of Rule 14a-8(i)(7). The Proposal as it relates to the policies and practices set forth in the CD&A should be excluded pursuant to Rule 14a-8(i)(7) for two reasons. First, similar to the discussion in the previous section, the Proposal seeks to advise on how information is presented in a report to the Company's shareholders, and second, the Proposal involves general employee compensation matters.

The advisory vote contemplated by the Proposal would serve as an attempt to modify the disclosure included in the CD&A. The supporting statement notes that the advisory vote contemplated by the Proposal would be an effective way to advise the Company if the disclosure in the CD&A is adequate to explain Ryland's compensation policies. Attempting to influence the CD&A's contents is equivalent to seeking to alter the presentation of a standard company report and is not a permissible proposal. See e.g., ConAgra, Inc. (June 10, 1998) (excluding a proposal requiring the company to supplement its Form 10-K and other periodic reports as relating to the ordinary business operations of the company); Southwest Gas Corporation (May 6, 1996) (excluding a proposal that the company expand its proxy statement disclosures as a matter within the ordinary business of the company).

As described in detail above, the CD&A (1) explains the material elements of the Company's named executive officers' compensation, (2) is a narrative, like the MD&A, describing material factors underlying compensation policies and decisions reflected in the data presented in the compensation tables, and (3) is a principles-based, broad discussion that describes the detail behind six tables of officer compensation data that is tailored to a company's particular situation. The completion and inclusion of the CD&A in the proxy is now a requirement under the Commission's proxy rules that is applicable to the Company. Ryland is responsible for ensuring the full, timely and accurate disclosure of the compensation information required by the CD&A, the disclosure of factual matters about what has been done in relation to executive compensation and determining the principles-based, discretionary items to be included in the CD&A. Moreover, unlike the Compensation Committee Report, the CD&A section is considered soliciting material and is therefore actually "filed" with the Commission (unlike the Compensation Committee Report) and covered by the CEO/CFO certifications required by the Sarbanes-Oxley Act of 2002 (unlike the Compensation Committee Report). The officers signing such certifications, not the shareholders, have liability with respect to an inaccurate certification.

How management and the Company in general gather, review, select and present the broad range of detailed, required information in the CD&A is a matter within the ordinary business of the Company and not appropriately subject to the approval or disapproval of the Company's shareholders. It is in the discretion of management to determine which materials are included in or excluded from the CD&A, and to determine how the selected information is relayed. Likewise, the CEO/CFO certifications on such disclosure are the responsibility of management only. These are tasks that are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The CD&A should not be "micro-managed" by the shareholders, who should not "probe too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

The second factor that renders the Proposal excludable pursuant to Rule 14a-8(i)(7) is that the Proposal involves general employee compensation matters. In the 1998 Release, the Commission made it clear that proposals dealing with "the management of the workforce, such as the hiring, promotion, and termination of employees," relate to ordinary business matters. The Proposal generally refers to executive compensation policies and practices set forth in the CD&A without further describing the specific policies and practices. In Staff Legal Bulletin No. 14A (July 12, 2002), the Staff described its "bright-line analysis" applied to determine if proposals concerning compensation deal with ordinary business matters:

- We agree with the view of companies that they may exclude proposals that relate to general employee compensation matters in reliance on rule 14a-8(i)(7); and
- We do not agree with the view of companies that they may exclude proposals that concern *only* senior executives and director compensation in reliance on rule 14a-8(i)(7).

The Proposal and its supporting statement are not limited to executive officers or senior executives; instead, they refer generally to executive compensation policies and practices. Moreover, the Company's CD&A disclosure contains executive compensation policies that apply to non-executive employees of the Company. The CD&A discusses the Company's use of long-term incentive compensation vehicles and annual bonus incentives, which are awarded to executives as well as to managers of the Company who are not considered executives. The CD&A also discusses compensation plans that are applicable to all of Ryland's employees, such as the Company's Retirement Savings Opportunity Plan, which is a 401(k) qualified retirement savings plan available to all employees, not just senior executives. Since the compensation policies and practices apply to it appears that the proposal would apply well beyond the limits of senior executives or executive officers and would therefore be excludible as ordinary business under Rule 14a-8(i)(7).

Conclusion

For the reasons contained in this letter and based on the authorities cited herein, the Ryland believes that the Proposal may properly be omitted from its proxy materials (i) under Rule 14a-8(i)(3) because it is so vague and indefinite that shareholders would not know what they are voting on, and if adopted, Ryland would be unable to determine which actions the Proposal would require and (ii) under Rule 14a-8(i)(7) because the Proposal deals with a matter that relates to the Company's ordinary business operations. Accordingly, the Company respectfully requests the Staff's concurrence that the Proposal may be omitted and that it will not recommend enforcement action if the Proposal is excluded from the Company's 2008 proxy materials.

Additionally, Ryland respectfully submits to the Staff that it would not be appropriate to permit revision of the Proposal under the 1998 Release and related Staff Legal Bulletins. Staff Legal Bulletin No. 14 confirms the Staff position that revisions are appropriate when the challenged proposal contains "some relatively minor defects that are easily corrected" but not if the revisions "would alter the substance of the proposal" or if the proposal does not "generally comply with the substantive requirements of the rule." In this case, the Proposal would have to be rewritten entirely to address the defects discussed in this letter.

Staff's Use of Facsimile Numbers for Response

Pursuant to Staff Legal Bulletin 14C, in order to facilitate transmission of the Staff's response to our request during the highest volume period of the shareholder proposal season, our facsimile number is (410) 580-3001 and the Proponent's facsimile number is (212) 916-6383. Further, in appreciation of the Staff's work during the height of the proxy season, we have included photocopies of all no-action letters cited in this no action request as Appendix B.

If you have any questions or need any additional information, please contact the undersigned. We appreciate your attention to this request.

Sincerely,

R.W. Smith, Jr.
DLA PIPER US LLP

cc: John C. Wilcox
Hye-Won Choi
College Retirement Equities Fund
730 Third Avenue
New York, NY 10017
Fax: (212) 916-6383

APPENDIX A

TIAA CREF

FINANCIAL SERVICES FOR THE GREATER GOOD®

John C. Wilcox
Senior Vice President,
Head of Corporate Governance
Tel: 212.916.5404
Fax: 212.916.6383

Hye-Won Choi
Vice President,
Associate General Counsel
Tel: 212.916.5647
Fax: 212.916.6383

November 12, 2007

Mr. Timothy Geckle
Corporate Secretary
Ryland Group, Inc.
24025 Park Sorrento, Suite 400
Calabasas, CA 91302

Dear Mr. Geckle:

On Behalf of the College Retirement Equities Fund ("CREF"), we hereby submit the enclosed shareholder proposal (the "Proposal") for inclusion in Ryland Group's (the "Company") proxy statement to be circulated to stockholders in connection with the Company's next annual meeting of stockholders. The Proposal asks the Company to offer its stockholders the opportunity at each annual stockholder meeting to cast a non-binding advisory vote on the Company's executive compensation policies set forth in the Board Compensation Committee Report and the Compensation Discussion and Analysis ("CD&A") sections of the proxy statement.

The Proposal is submitted pursuant to Rule 14a-8 of Regulation 14A under the Securities Exchange Act of 1934, as amended, which relates to the submission of stockholder proposals. We are exercising this right by submitting this Proposal, noting the Company's November 13, 2007 filing deadline. If the Company is willing to engage in a dialogue with CREF regarding best practices with respect to its CD&A, we would be open to discussing withdrawal of the Proposal.

TIAA, CREF's companion company, voluntarily adopted an advisory vote on TIAA's executive compensation disclosure and policies in July 2007. While TIAA is not a public company and many of the rules that apply to public companies do not therefore apply to TIAA, it is our policy to try to adhere to the same standards that we espouse for portfolio companies. We have adopted a strong position in support of the advisory vote at US companies. TIAA therefore decided to adopt an advisory vote on its own compensation policy and disclosure. We believe that the advisory vote is a useful and appropriate mechanism to inform companies about shareholder views on their compensation programs.

We are mindful that compensation decisions should be made by boards of directors and it is not our intention to substitute our judgment on these important and sensitive decisions. However, we believe that compensation should drive value creation, and we hold directors accountable for explaining to shareholders through their CD&As the basis, goals and underlying rationale for their programs.

We have been reviewing the CD&As to determine whether boards have met the burden of convincing shareholders that their compensation program is appropriate for their particular circumstances and are consistent with their business strategy. We are evaluating the disclosure to determine whether the plan (i) is performance based, (ii) is tied to the company's business strategies, (iii) clearly articulates the metrics and performance targets and will incentivize executives to meet the challenges faced by the company and (iv) will result in creation of value for shareholders.

After conducting an extensive review of Ryland Group's CD&A, we have found several areas of concern. While there is a significant amount of information provided in the CD&A, the document lacks a clear indication as to how the compensation plans are directly linked to the performance goals of the company. We were also unable to determine the rationale for adjustments to performance measures, such that they no longer conform to GAAP. Additionally, while we agree that ROE is a good measure of performance, by using this measure for both the short-term and long-term plans the same performance is rewarded twice. These are a few of the issues we look forward to discussing with you.

CREF is the beneficial owner of approximately 360,839 shares of the Company's common stock that have been held continuously for more than a year prior to the date of this submission. CREF and its affiliated mutual funds are long-term holders of the Company's common stock. CREF intends to hold at least $2,000 in market value of the Company's common stock through the date of the Company's next annual meeting of stockholders. The record holder of the stock will provide appropriate verification of CREF's beneficial ownership by separate letter. The undersigned or a designated representative will present the Proposal for consideration at the Company's annual meeting of stockholders.

If you have any questions or wish to arrange a meeting to discuss our concerns, please contact John Wilcox at (212) 916-5404 or Hye-Won Choi at (212) 916-5647. Copies of correspondence, including any request for "no-action" relief submitted to the Staff of the Securities and Exchange Commission, should likewise be directed to our attention at 730 Third Avenue, New York, NY 10017.

Sincerely,

[signature]

RESOLVED, that the shareholders of Ryland Group, Inc. (the "Company") recommend that the board of directors adopt a policy requiring that the proxy statement for each annual meeting contain a proposal, submitted by and supported by Company management, seeking an advisory vote of shareholders to ratify and approve the board Compensation Committee Report and the executive compensation policies and practices set forth in the Company's Compensation Discussion and Analysis.

Supporting Statement

The recent amendments to the Securities and Exchange Commission's rules governing the disclosure of executive compensation are intended to provide shareholders with clearer and more complete information about the Company's compensation policies, goals, metrics, rationale and cost. The new rules should enable shareholders to make an informed judgment about the appropriateness of the company's compensation program. We believe that a non-binding, advisory vote is an effective way for shareholders to advise the company's board and management whether the company's policies and decisions on compensation have been adequately explained and whether they are in the best interest of shareholders.

An advisory vote would inform management and the board of shareholder views without involving shareholders in compensation decisions. We believe that the results of an advisory vote would encourage independent thinking by the board, stimulate healthy debate within the Company and promote substantive dialogue about compensation practices between the Company and its investors.

We urge you to vote "FOR" this proposal.

APPENDIX B

NO-ACT, WSB File No. 0205200713, PG&E Corp. (Jan. 30, 2007)

PG&E Corp.

Public Availability Date: January 30, 2007

WSB File No. 0205200713

Fiche Locator No. (None)

WSB Subject Category: 77

References:

Securities Exchange Act of 1934, Section 14(a); Rule 14a-8

[INQUIRY LETTER]

December 21, 2006

Via Federal Express

Office of Chief Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: PG&E Corporation --Notice of Intent to Omit Shareholder Proposal from Proxy Materials Pursuant to Rule 14a-8 Promulgated under the Securities Exchange Act of 1934, as amended, and Request for No-Action Ruling --Chevedden/Rossi Proposal

Ladies and Gentlemen:

PG&E Corporation, a California corporation ("PG&E Corporation" or the "Company"), submits this letter under Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of PG&E Corporation's intention to exclude a shareholder proposal (the "Proposal") from the proxy materials for PG&E Corporation's 2007 Annual Meeting of Shareholders (the "2007 Proxy Materials") under Rule 14a-8(i)(3) and Rule 14a-8(i)(7) on the grounds that it is materially misleading in violation of the proxy rules and relates to the ordinary business operations of the Company, respectively. The Proposal was submitted by Mr. John Chevedden (the "Proponent") acting as proxy for Mr. Nick Rossi. PG&E Corporation asks that the staff of the Division of Corporation Finance of the Commission (the "Staff") confirm that it will not recommend to the Commission that any enforcement action be taken if PG&E Corporation excludes the Proposal from its 2007 Proxy Materials.

PG&E Corporation received the Proposal on November 8, 2006. A copy of the Proposal and related correspondence is attached to this letter as Exhibit A. In accordance with Rule 14a-8(j), six copies of this letter and its attachments are enclosed. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing him of the Company's intention to omit the Proposal from its 2007 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files its definitive 2007 Proxy Materials with the Commission.

I. The Proposal

The Proposal provides:

RESOLVED, shareholders ask our board of directors to adopt a policy that shareholders be given the opportunity to vote on an advisory management resolution at each annual meeting to approve the Compensation Committee Report in the proxy statement.

The Proposal also provides:

The policy should provide that appropriate disclosures will be made to ensure that stockholders fully understand that the vote is advisory, will not affect any person's compensation and will not affect the approval of any compensation-related proposal submitted for a vote of shareholders at the same or any other meeting of shareholders.

II. The Company May Exclude the Proposal in Reliance on Rule 14a-8(i)(3)

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal if either the proposal or the supporting statement is contrary to any of the proxy rules, including Rule 14a-9, which prohibits the inclusion of materially false or misleading statements in proxy soliciting materials. Further, Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal on the grounds that it is vague, indefinite and materially misleading if "the resolution contained in the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sep. 15, 2004).

The Company believes it should be able to exclude the Proposal under Rule 14a-8(i)(3) as materially misleading in violation of Rule 14a-9. The Proposal is excludable under Rule 14a-8(i)(3) because, in light of the recent changes to the Commission's compensation disclosure rules, [1] its mandate does not make sense (and is likely not what the Proponent intended given the recent rule changes); causing the Proposal to be materially misleading. Moreover, even if the Proposal is revised to change "Compensation Committee Report" to "Compensation Disclosure & Analysis" (the "CD&A") under the new Commission rules, the Proposal continues to be misleading; in order to become accurate and not misleading, the proposal would have to be completely rewritten. [2]

(a) Compensation Committee Report

The resolved clause of the Proposal urges the board to adopt a "policy" that Company shareholders be given the opportunity to vote on an "advisory" resolution to "approve" the report of the Compensation Committee set forth in the proxy statement (the "Compensation Committee Report"). The purpose of the policy and advisory vote are not clear from reading the Proposal. The Proposal does state, however, what the policy and vote are not: it states that shareholders should be provided with "appropriate disclosures" to ensure that shareholders "fully understand" that the vote is "advisory" and will not affect any person's compensation or the approval of any compensation-related proposal submitted for a vote of shareholders at the same or any other meeting of shareholders. The supporting statement of the Proposal goes on to contradict itself and say that its stated intent is to give shareholders "influence over pay practices," and allow shareholders a "clear voice that could help reduce excessive pay." This stated intent is not served by an "advisory" resolution to "approve" the report of the

Compensation Committee, making the Proposal materially misleading.

The vague and confusing nature of the mandate of the Proposal is compounded by the recent changes to the Compensation Committee Report requirements. The Compensation Committee Report will no longer be required to include a discussion of the compensation committee's "policies applicable to the registrant's executive officers" (as required previously under Item 402(k)(1) of Regulation S-K). Instead, under the new rules the Compensation Committee report simply states (a) whether the compensation committee has reviewed the CD&A with management; and (b) whether, based on the review and discussions, the compensation committee recommended to the board of directors that the CD&A be included in the company's Annual Report on Form 10-K and, as applicable, the company's proxy or information statement. As shareholders would be voting on the limited content of the new Compensation Committee Report, which relates to the occurrence or non-occurrence of factual actions by the compensation committee relating to the members' physical review, discussions and recommendations regarding the CD&A disclosure, the Proposal does not make sense. Accordingly, neither the shareholders in voting on the Proposal, nor the Company in implementing the Proposal would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires, or what the resulting Company shareholder vote means. As acknowledged by the Staff in *Sara Lee Corporation* (Sept. 11, 2006) (no action request with respect to the same proposal as the Proposal) ("Sara Lee"), the Proposal may be materially false and misleading in light of the recent changes in the Commission rules. Accordingly, the Proposal should be excluded under Rule 14a-8(i)(3).

(b) The Proponent Should Not Be Permitted to Revise the Proposal to change the words "Compensation Committee Report" to the words "Compensation Discussion and Analysis"

In Sara Lee, the Staff permitted the proponent to change the words "Compensation Committee Report" to the words "Compensation Discussion and Analysis" because of the timing of the submission of the Sara Lee proposal. The Staff stated that "because the requirements for the Compensation Committee Report were revised following the deadline for submitting proposals," the Staff would permit revision of the Sara Lee proposal to change the words "Compensation Committee Report" to "Compensation Discussion and Analysis." The Sara Lee proposal was submitted on May 22, 2006. The new rules were published on September 8, 2006. In this case, the Proponent submitted the Proposal on November 8, 2006, more than a month after the Proponent - who is a knowledgeable shareholder activist - should have been aware of the rule changes. Accordingly, the Proposal should be excluded under Rule 14a-8(i)(3) for the reasons set forth in subsection (a) above, and the Proponent should not be permitted to revise the Proposal under Sara Lee.

(c) The Proposal is Misleading Even if it is Revised to Cover the Compensation Discussion and Analysis

If the Staff permits the Proponent to revise the Proposal to replace the words "Compensation Committee Report" with the words "Compensation Discussion and Analysis" the Proposal would continue to be misleading. [3] Because any advisory resolution to approve or disapprove the Compensation Discussion and Analysis would be "so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires," amending the Proposal to provide for an advisory resolution on the Compensation Discussion and Analysis rather than the Compensation Committee Report, would not cure the issues in the Proposal. Therefore it must still be excluded under Rule 14a-8(i)(3).

Unlike the Compensation Committee Reports included in proxy statements in the past, the new CD&A section of the proxy statement requires broad and detailed disclosures on a range of topics underlying a company's employee compensation practices. The Release provides that the CD&A is much like the Management's Discussion and Analysis ("MD&A") of Item 303 of Regulation S-K, and calls for a discussion and analysis of the material factors underlying compensation policies and decisions reflected in the data presented in the compensation tables. The CD&A is a narrative designed to provide material information about compensation objectives and policies for named executive officers, and a context for the compensation tables and other disclosures regarding compensation in a company's filings. As such, it requires a company to provide detailed and thorough disclosure, and to do a complex and extensive analysis of its compensation programs, policies and actions. In general, the CD&A must explain the material elements of a company's named executive officers' compensation in relation to the following questions: (1) what are the objectives of the company's compensation programs, (2) what is the compensation program designed to reward, (3) what is each element of compensation, (4) why the company chooses to pay each element, (5) how does the company determine the amount (and, where applicable, the formula) for each element, and (6) how do each element and company's decisions regarding that element fit into the company's overall objectives and affect decisions regarding other elements.

In addition to providing material information about the compensation objectives and policies for the named executive officers and putting into perspective for investors the numbers and narrative that follow it in the compensation disclosure tables, the purpose of the CD&A is to provide comprehensive, principles-based disclosure. New Regulation S-K, Item 402(b) identifies the disclosure concepts for the CD&A and provides approximately fifteen illustrative examples of items that should be considered for disclosure. However, a company is expected to individually tailor its CD&A and the information included in it to the specific philosophy, programs, actions and material items of the company. For example, the narrative CD&A may or may not take into consideration, compensation philosophy, benchmarking of compensation, compensation policies, reasons for determining amounts for each compensation element, compensation goals, actual performance versus compensation paid, elements of post-termination compensation and benefits, personal benefits, in-service compensation and compensation committee activity, to name but a few. The Release makes clear that the disclosure is a discretionary task to be done on a company by company basis. [4] Furthermore, items included in or excluded from the CD&A may vary at a given company from year to year, depending upon the particular circumstances of the company.

In light of the requirements of the CD&A, the mandate of the Proposal would be confusing for both shareholders and the Company, and therefore materially misleading. The Proposal and supporting statement seek an "advisory management resolution" on the CD&A in order to allow "stockholders a clear voice" in influencing pay practices and reducing excessive pay, but, given the broad spectrum of data in the CD&A, an advisory vote on the CD&A does not provide the "clear voice" that the Proposal seeks. Given the complexity of the CD&A and the myriad of factors that go into the analysis and related disclosure that shareholders would be voting upon, it is entirely unclear what any vote to "approve" or "disapprove" the CD&A would mean. As described above, the CD&A is not at all like the old Compensation Committee Report, which describes policies applicable to the registrant's executive officers. Instead, the CD&A (1) explains the material elements of the Company's named executive officers' compensation, (2) is a narrative, like the MD&A, describing material factors underlying compensation policies and decisions reflected in the data presented in the compensation tables, and (3) is a principles-based broad discussion that describes the detail behind six tables of officer compensation data that is tailored to a company's particular situation. Does a negative vote on the CD&A mean that the shareholders disapprove of descriptions in forgoing numbers (1), (2) and/or (3), the content of the CD&A, or the objectives, elements or methods of payment of compensation, or does it mean that shareholders believe that the numbers in one or more of the compensation tables that are *not* part of the CD&A are too high, or does it just mean that shareholders believe that the chief executive officer is being paid too much? Given the advisory resolution's indefinite meaning in relation to the broad spectrum of data in, and the many elements of, the CD&A, neither management nor the Company shareholders could determine with any reasonable certainty what exactly is being voted upon or communicated by the non-binding advisory resolution. This in turn makes the Proposal materially false and misleading. Accordingly, the Proposal should be excluded under Rule 14a-8(i)(3).

(d) One of the Supporting Statement of the Proposal is Inaccurate and therefore Misleading

If the Staff does not permit PG&E Corporation to exclude the entire Proposal, it should not object if the Company excludes a portion of one of the supporting statements in the Proposal as false and misleading. Such statement provides as follows:

It is also important to take one step forward and support this one proposal since our 2006 governance standards were not impeccable. For instance, in 2006 it was reported (and certain concerns are noted):

- We had no independent chairman.
- Plus we had no lead director
- Cumulative voting was not allowed...

The second bullet above is incorrect, and therefore false and misleading. PG&E Corporation does have a lead director. The Chair of the PG&E Corporation Nominating, Compensation, and Governance Committee serves as lead director of the PG&E Corporation Board of Directors. This fact is disclosed in the Company's proxy statement filed March 14, 2006. [5] Staff Legal Bulletin No. 14B (Sep. 15, 2004), which clarifies the Staff's views on the application of Rule 14a-8(i)(3), specifically states that exclusion of a supporting statement may be appropriate where a factual statement is materially false or misleading. Accordingly, the second bullet of this supporting statement should be deleted, as required under Rule 14a-8(i)(3).

III. PG&E Corporation May Exclude the Proposal in Reliance on Rule 14a-8(i)(7) on the Basis that it Relates to Ordinary Business Matters

The Company believes that it should be able to exclude the Proposal under Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations.

Under Rule 14a-8(i)(7) of the Exchange Act, a shareholder proposal may be omitted from a company's proxy statement if the proposal "deals with matters relating to the company's ordinary business operations." In Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release"), the Commission explained that the general underlying policy of the ordinary business exclusion is to confine the resolution of ordinary business problems to management and the board of directors. The Commission went on to say that the ordinary business exclusion rests on "two central considerations." The first consideration is the subject matter of the proposal. The 1998 Release provides that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration is the degree to which the proposal attempts to "micro-manage" the company by "probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

The Staff has taken the position that decisions with respect to the content and presentation of standard company reports are matters constituting "ordinary business operations." *See Long Island Lighting Company* (Feb. 22, 1996) (excluding, as relating to ordinary business matters, proposal seeking to influence format and presentation of executive compensation disclosure information in company's report to shareholders).

(a) Compensation Committee Report

The Compensation Committee Report is a report of the related issuer's compensation committee. Under both the old rules and the revised Commission rules, the names of the directors serving on the committee are placed beneath the report, signifying to shareholders that the report is their work and their conclusions. Under the new rules, the Compensation Committee Report states (a) whether the compensation committee has reviewed the CD&A with management; and (b) based on the review and discussions, whether the compensation committee recommended to the board of directors that the CD&A be included in the company's annual report on Form 10-K and, as applicable, the company's proxy or information statement. Given these requirements, and that the names of reviewing individuals are beneath the report, this report is clearly a compensation committee task that is driven by compliance with Commission rules: the committee members must confirm that they have taken certain steps and made a recommendation. It is questionable whether the shareholders could give an advisory vote on a matter that represents conclusions of the compensation committee. It is clear that the report involves a corporate task that should not involve "shareholder oversight" or "micro-management" in the form of an advisory resolution or otherwise. Rather it is an ordinary compliance business operation. Accordingly, the Proposal as submitted is excludable under Rule 14a-8(i)(7).

(b) Compensation Discussion and Analysis

Even if the Staff permits the Proponent to revise the Proposal to provide for an advisory resolution on the Compensation Discussion and Analysis rather than the Compensation Committee Report, that change would not cure the Proposal for purposes of Rule 14a-8(i)(7), and therefore it must still be excluded under Rule 14a-8(i)(7).

As described in detail above, the CD&A (1) explains the material elements of the Company's named executive officers' compensation, (2) is a narrative, like the MD&A, describing material factors underlying compensation policies and decisions reflected in the data presented in the compensation tables, and (3) is a principlesbased broad discussion that describes the detail behind six tables of officer compensation data that is tailored to a company's particular situation. The completion and inclusion of the CD&A in the proxy is now a requirement under the Commission's proxy rules that is applicable to the Company. The Company is responsible for (i) ensuring the full, timely and accurate disclosure of the compensation information required by the CD&A, (ii) disclosure of factual matters as to what has been done in relation to executive compensation, like the MD&A as it relates to a company's financials and (iii) determining the principles-based, discretionary items to be included in the CD&A. Moreover, unlike the Compensation Committee Report, the CD&A section is considered soliciting material and is therefore actually "filed" with the Commission (unlike the Compensation Committee Report) and covered by the CEO/CFO certifications required by the Sarbanes-Oxley Act of 2002 (unlike the Compensation Committee Report). The officers signing such certifications, not the shareholders, have liability with respect to an inaccurate certification.

How management and the Company in general gather, review, select and present the broad range of detailed, required information in the CD&A is a matter within the ordinary business of the Company and not appropriately subject to the approval or disapproval of the Company's shareholders. It is in the discretion of management to determine which materials are included in or excluded from the CD&A, and to determine how the selected information is relayed. Likewise, the CEO/CFO certifications on such disclosure are the responsibility of management only. These are tasks that are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The CD&A should not be "micro-managed" by the shareholders, who should not "probe too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

Although the import of an advisory vote is vague, as described above, it would appear that altering the Proposal to substitute the CD&A could be viewed as a shareholder attempt to approve or disapprove what is included in the CD&A. Attempting to influence the CD&A's contents is equivalent to seeking to alter the presentation of a standard company report and not a permissible proposal. *See ConAgra, Inc.* (Jun. 10, 1998) (excluding a proposal requiring the company to supplement its Form 10-K and other periodic reports as relating to the ordinary business operations of the company); *Southwest Gas Corporation* (May 6, 1996) (excluding a proposal that the company expand its proxy statement disclosures as a matter within the ordinary business of the company).

Based on the foregoing, I respectfully submit that PG&E Corporation may omit the Proposal from its 2007 Proxy Materials in reliance on Rule 14a-8(i)(7).

Conclusion

As discussed above, the Proposal is materially misleading in violation of Rule 14a-9 of the proxy rules and further, it relates to the ordinary business operations of the Company. As a result, and based on the facts and the no-action letter precedent discussed above, the Company intends to exclude the Proposal from its 2007 Proxy Materials in reliance on Rule 14a-8(i)(3) and Rule 14a-8(i)(7). By this letter, I request confirmation that the Staff will not recommend enforcement action to the Commission if PG&E Corporation excludes the Proposal from its 2007 Proxy Materials in reliance on Rule 14a-8(i)(3) and Rule 14a-8(i)(7).

If possible, I would appreciate it if the Staff would send a copy of its response to this request to me by fax at (415) 817-8225 when it is available. The Corporation will promptly forward the response to Mr. Chevedden and Mr. Rossi. Mr. John Chevedden's fax number is (310) 371-7872.

Please confirm this filing by returning a receipt-stamped copy of this letter. An extra copy of this letter and a pre-addressed postage paid envelope are enclosed.

If you have any questions regarding this request or desire additional information, please contact me at (415)

817-8107.

Very truly yours,

/s/

Frances S. Chang

cc: Hyun Park, PG&E Corporation

Linda Y.H. Cheng, PG&E Corporation

Mr. Nick Rossi

John Chevedden, as proxy for Mr. Nick Rossi

bcc: Peter A. Darbee

Leslie H. Everett

Claudia Charette

Gary P. Encinas

Akesa Fakava

Kathleen M. Hayes

Brian Herzog

David M. Kelly

Robin J. Reilly

[APPENDIX 1]

Nick Rossi,

P.O. Box 249

Boonville, CA 95415

Mr. Peter A. Darbee

Chairman

P[text illegible] Corporation (PCG)

One Market Sp[text illegible] Tower, Suite 2400

San Franoisco, CA 94105

PH: 415-267-7000

FX: 415-267-7267

Rule 14a-? Proposal

Dear Mr. Darhee,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting, Rule 14a-8 requirements are latended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of the proposal at the annual meeting. This submitted formal with the shareholder supplled emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the fortheoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to John Chevedden at:

2215 Nelson Ave., No. 205

Redondo Beach, CA 90278

T: 310-371-7872

[text illegible] earthlink.net

(In the interest of saving company expenses please communicate via email.)

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email.

Sincerely,

/s/

11/8/06

cc: Linds Y.H. Cheng

Corporate Secretary

PH: 415-267-7070

FX: 415-267-7260

FX: 415-267-7268

[APPENDIX 2]

[Rule 14a-8 Proposal, November 8, 2006]

3 –Shareholder Vote on Executive Pay

RESOLVED, shareholders ask our board of directors to adopt a policy that shareholders be given the opportunity to vote on an advisory management resolution at each annual meeting to approve the Compensation Committee report in the proxy statement.

The policy should provide that appropriate disclosures will be made to ensure that stockholders fully understand that the vote is advisory, will not affect any person's compensation and will not affect the approval of any compensation-related proposal submitted for a vote of stockholders at the same or any other meeting of stockholders.

It is essential that the disclosure for this annual vote include disclosure of the percentage of total executive pay and benefits that are performance-based - meaning linked to demonstrable performance criteria measured by our company's performance compared to its peer companies.

Nick Rossi, P.O. Box 249, Boonville, Calif. 95415 sponsors this proposal.

The current rules governing senior executive compensation do not give stockholders enough influence over pay practices. In the United Kingdom, public companies allow stockholders to cast an advisory vote on the "directors remuneration report." Such a vote is not binding, but allows stockholders a clear voice that could help reduce excessive pay. Stockholders do not have any mechanism for providing ongoing input at our company. See "Pay Without Performance" by Lucian Bebchuk and Jesse Fried.

Another reason for this proposal is the $14 million in pay in a year for Mr. Glynn, our Chairman during years of bankruptcy. Our dividend was also suspended for years under Mr. Glynn's watch.

It is also important to take one step forward and support this one proposal since our 2006 governance standards were not impeccable. For instance in 2006 it was reported (and certain concerns are noted):

- We had no independent chairman.

- Plus we had no lead director

- Cumulative voting was not allowed.

- Poison Pill: The Corporate Library (TCL) *http://www.thecorporatelibrary.com/* an independent investment research firm said our company adopted a policy with a provision to require shareholder approval of a poison pill. But the policy then allows the board to override the shareholder approval provision. Thus the second provision undermines the shareholder approval requirement and TCL does not believe that the policy constitutes full implementation of the initiating shareholder proposal that gained our 64% support.

- Three of our directors also served on boards rated D by the Corporate Library:

1) Mr. Coulter	First Data Corp. (FDC)	D-rated
2) Ms. Metz	AT&T (T)	D-rated
3) Ms. Herringer	ABM Industries (ABM)	D-rated
	Wachovia Corp. (WB)	D-rated

The above status shows there is room for improvement and reinforces the reason to take one step forward now and vote yes for:

Notes:

The above format is requested for publication without re-editing or re-formatting.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;

- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

Please advise if there is any typographical question.

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal by email within 14-days and advise the most convenient fax number and email address for the Corporate Secretary's office.

[INQUIRY LETTER]

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205

Redondo Beach, CA 90278 310-371-7872

January 11, 2007

Office of Chief Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

PG&E Corporation (PCG)

Shareholder Position on Company No-Action Request Rule 14a-8 Proposal: Shareholder Vote on Executive Pay Nick Rossi

Ladies and Gentlemen:

This is an initial response to the company December 21, 2006 no action request.

Contrary to the company argument, that the entire proposal must purportedly be rewritten, the Staff said in Sara Lee Corporation (September 11, 2006):

"Accordingly, a proposal that is revised to replace the phrase "report of the Compensation and Employee Benefits Committee" with the phrase "the Compensation Discussion and Analysis" may not be omitted under rule 14a-8 (i) (3)."

The full text of the Sara Lee Staff Response Letter is:

September 11, 2006

Response of the Office of Chief Counsel Division of Corporation Finance

Re: Sara Lee Corporation Incoming letter dated June 29, 2006 The proposal urges the board to adopt a policy that stockholders be given the opportunity at each annual meeting to vote on an advisory resolution to approve the report of the Compensation and Employee Benefits Committee.

There appears to be some basis for your view that the proposal may be materially false or misleading under rule 14a-8 (i) (3). In arriving at this position, we note that the Board's Compensation Committee Report will no longer be required to include a discussion of the compensation committee's "policies applicable to the registrant's executive officers" (as required previously under Item 402 (k) (1) of Regulation S-K) and, instead, will be required to state whether: (a) the compensation committee has reviewed and discussed the Compensation Discussion and Analysis with management; and (b) based on the review and discussions, the compensation committee recommended to the board of directors that the Compensation Discussion and Analysis be included in the company's annual report on Form 10-K and, as applicable, the company's proxy or information statement. The proposal's stated intent to "allow stockholders to express their opinion about senior executive compensation practices" would be potentially materially misleading as shareholders would be voting on the limited content of the new Compensation Committee Report, which relates to the review, discussions and recommendations regarding the Compensation Discussion and Analysis disclosure rather than the company's objectives and policies for named executive officers described in the Compensation Discussion and Analysis. However, because the requirements for the Compensation Committee Report were revised following the deadline for submitting proposals, we believe that the proposal may similarly be revised to make clear that the advisory vote would relate to the description of the company's objectives and policies regarding named executive officer compensation that is included in the Compensation Discussion and Analysis. Accordingly, a proposal that is revised to replace the phrase "report of the Compensation and Employee Benefits Committee" with the phrase "the Compensation Discussion and Analysis" may not be omitted under rule 14a-8 (i) (3).

We are unable to concur in your view that Sara Lee may exclude the proposal under rule 14a-8 (i) (2).

Accordingly, we do not believe that Sara Lee may omit the proposal from its proxy materials in reliance on rule 14a-8 (i) (2).

We are unable to concur in your view that Sara Lee may exclude the proposal under rule 14a-8 (i) (7). Accordingly, we do not believe that Sara Lee may omit the proposal from its proxy materials in reliance on rule 14a-8 (i) (7).

Sincerely,

/s/

Ted Yu

Special Counsel

[APPENDIX 3]

The company seems to suggest that in drafting a rule 14a-8 proposal a shareholder should be as currently informed on company executive compensation disclosure rules as a company securities lawyer.

The company does not claim that the significance of Sara Lee Corporation (September 11, 2006) was widely reported. The company does not claim that one proxy season has elapsed since the new CD&A reporting requirement.

The company does not claim that the proponent of the Sara Lee rule 14a-8 proposal was given special consideration because it was a small entity that does not regularly retain attorneys.

The company does not claim that "only" prefaced this text in Sara Lee Corporation (September 11, 2006) : "because the requirements for the Compensation Committee Report were revised following the deadline for submitting proposals, we believe that the proposal may similarly be revised to make clear that the advisory vote would relate to the description of the company's objectives and policies regarding named executive officer compensation that is included in the Compensation Discussion and Analysis."

The company argument is replete with word-splitting which is not used as frequently since Staff Legal Bulleting No. 14B. For instance the company incorrectly claims that an advisory vote inherently cannot influence pay practices or give shareholders a clear voice. The company incorrectly claims that an issue involving a "broad spectrum" would make it intrinsically impossible for shareholders to express a "clear voice."

The company also claims that it is questionable whether shareholders could give an advisory vote on a specific matter if this matter involves the conclusions of its compensation committee.

The company claims that if a topic involves documents actually filed with the Commission that it must be considered as exclusively ordinary business.

Also if the topic involves documents in which the directors have liability, this is purportedly a clear sign of exclusively ordinary business.

The following company precedents seem to speak for themselves as not applicable:

Long Island Lighting Co.

WSB No.: 022696020

Public Availability Date: Thursday, February 22, 1996 Abstract:

A shareholder proposal, which requests that this company expand the disclosure in its proxy statement to include data on stock price, the consumer price index, the common stock dividend, average company worker salary and total CEO compensation, may be omitted from the company's proxy material under rule 14a-8 (c) (7).

ConAgra, Inc.

WSB No.: 061598005

Public Availability Date: Wednesday, June 10, 1998

Abstract:

A shareholder proposal, which urges this company's board of directors to establish a political contribution program and publish those guidelines, as well as comprehensive disclosure on the recipient of such contributions, in the company's annual report to shareholders and Form 10-K, may be omitted from the company's proxy material under rule 14a-8 (c) (7) . The staff particularly notes that the proposal would involve matters relating to the company's ordinary business operations since it requires the company to supplement the disclosures made in its annual report on Form 10-K and other periodic reports.

Southwest Gas Corp.

WSB No.: 050696011

Public Availability Date: Monday, May 6, 1996

Abstract:

A shareholder proposal, which mandates that this company expand the executive compensation disclosure in the proxy statement to include data on share price, net earnings, common share dividend, average nonexecutive worker salary, and total CEO compensation, may be omitted from the company's proxy material under rule 14a-8 (c) (7) .

For the above reasons it is respectfully requested that concurrence not be granted to the company. And if necessary an opportunity be granted to cure a defect as in Sara Lee Corporation (September 11, 2006). It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal since the company had the first opportunity.

Sincerely,

John Chevedden

cc:

Nick Rossi

Frances Chang<Frances.Chang@pge-corp.com>

[INQUIRY LETTER]

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205

Redondo Beach, CA 90278 310-371-7872

January 26, 2007

Office of Chief Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

PG&E Corporation (PCG)

2 Shareholder Position on Company No-Action Request Rule 14a-8 Proposal: Shareholder Vote on Executive Pay Nick Rossi

Ladies and Gentlemen:

This is a second response to the company December 21, 2006 no action request.

The Staff said in Sara Lee Corporation (September 11, 2006) in regard to permitting to a similarly worded rule 14a-8 proposals to be updated:

"Accordingly, a proposal that is revised to replace the phrase 'report of the Compensation and Employee Benefits Committee' with the phrase 'the Compensation Discussion and Analysis' may not be omitted under rule 14a-8 (i) (3)."

Thus it appears that the Sara Lee precedent shows that the topic of this proposal is a valid rule 14a-8 topic and sets a precedent to update the text of rule 14a-8 proposals in conformance with recent rule changes. I believe that such an opportunity to update rule 14a-8 proposal text should apply to at least proposals submitted for the 2007 proxy season most of which were required to already be submitted and were thus submitted within 3-months of the Sara Lee definitive proxy date of September 22, 2006.

In discussing Rule 14a-8 (i) (3) SLB 14B states:

"We have had, however, a long-standing practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature and do not alter the substance of the proposal. We adopted this practice to deal with proposals that comply generally with the substantive requirements of rule 14a-8, but contain some minor defects that could be corrected easily."

Like Sara Lee this rule 14a-8 proposal should thus be allowed to conform to the new disclosure rules because the change is minor in nature and does not alter the substance of the proposal.

The company seems to incorrectly suggest that in drafting a rule 14a-8 proposal a shareholder should be as currently informed on company executive compensation disclosure rules as a company securities lawyer.

The company does not claim that the significance of Sara Lee Corporation (September 11, 2006) was widely reported. The company does not claim that one proxy season has elapsed since the new CD&A reporting requirement.

The company does not claim that the proponent of the Sara Lee rule 14a-8 proposal was given any special consideration because it was a small entity that does not regularly retain attorneys.

The company does not claim that "only" prefaced this text in Sara Lee Corporation (September 11, 2006) : "because the requirements for the Compensation Committee Report were revised following the deadline for submitting proposals, we believe that the proposal may similarly be revised to make clear that the advisory vote would relate to the description of the company's objectives and policies regarding named executive officer compensation that is included in the Compensation Discussion and Analysis."

Excluding this topic by disallowing an update of five words would seem to be counter to the increasing interest of the Securities and Exchange Commission in addressing excessive executive pay as highlighted in this "SEC puts bosses' pay in spotlight" article which includes a quote by SEC Chairman Christopher Cox:

"SEC puts bosses' pay in spotlight

"10 Jan 2007

"Compensation & Benefits. CSR & Governance.

Investors in American corporations are to get a much clearer idea of the sorts of rewards being lavished on top executives, and whether they are worth it, under new disclosure rules.

"The pay and perks of America's top executives are to come under much closer scrutiny following the agreement of new rules by the Securities and Exchange Commission.

"The new system of disclosure is expected to show more clearly, and in much greater detail, what sort of compensation, salaries and bonuses senior executives in listed companies are taking home.

"The scorecard disclosures, outlined in annual reports and proxy statements, will come closer than ever to a full accounting of total compensation for companies' top two executives and the next three highest-paid executives, said the Associated Press.

"OE The new disclosure requirements will be easier for companies to prepare and for investors to understand,' said SEC Chairman Christopher Cox.

"OE The SEC, in a very short amount of time for a regulator, has pushed through very sweeping pay disclosures that, for the first time, will give investors a very clear picture of CEO pay,' added Amy Borrus, deputy director of the Council of Institutional Investors. OE The big picture is a very big win for investors.'

"Investors wondering whether top executives are earning their pay have always been able to look for evidence in annual reports and proxies but key parts of this information often were buried in footnotes. S"

The full text of the Sara Lee Staff Response Letter is:

September 11, 2006

Response of the Office of Chief Counsel Division of Corporation Finance

Re: Sara Lee Corporation Incoming letter dated June 29, 2006 The proposal urges the board to adopt a policy that stockholders be given the opportunity at each annual meeting to vote on an advisory resolution to approve the report of the Compensation and Employee Benefits Committee.

There appears to be some basis for your view that the proposal may be materially false or misleading under rule 14a-8 (i) (3). In arriving at this position, we note that the Board's Compensation Committee Report will no longer be required to include a discussion of the compensation committee's "policies applicable to the registrant's executive officers" (as required previously under Item 402 (k) (1) of Regulation S-K) and, instead, will be required to state whether: (a) the compensation committee has reviewed and discussed the Compensation Discussion and Analysis with management; and (b) based on the review and discussions, the compensation committee recommended to the board of directors that the Compensation Discussion and Analysis be included in the company's annual report on Form 10-K and, as applicable, the company's proxy or information statement. The proposal's stated intent to "allow stockholders to express their opinion about senior executive compensation practices" would be potentially materially misleading as shareholders would be voting on the limited content of the new Compensation Committee Report, which relates to the review, discussions and recommendations regarding the Compensation Discussion and Analysis disclosure rather than the company's objectives and policies for named executive officers described in the Compensation Discussion and Analysis. However, because the requirements for the Compensation Committee Report were revised following the deadline for submitting proposals, we believe that the proposal may similarly be revised to make clear that the advisory vote would relate to the description of the company's objectives and policies regarding named executive officer compensation that is included in the Compensation Discussion and Analysis. Accordingly, a proposal that is revised to replace the phrase "report of the Compensation and Employee Benefits Committee" with the phrase "the Compensation Discussion and Analysis" may not be omitted under rule 14a-8 (i) (3).

We are unable to concur in your view that Sara Lee may exclude the proposal under rule 14a-8 (i) (2). Accordingly, we do not believe that Sara Lee may omit the proposal from its proxy materials in reliance on rule 14a-8 (i) (2).

We are unable to concur in your view that Sara Lee may exclude the proposal under rule 14a-8 (i) (7). Accordingly, we do not believe that Sara Lee may omit the proposal from its proxy materials in reliance on rule 14a-8 (i) (7).

Sincerely,

/s/

Ted Yu

Special Counsel

[APPENDIX]

The company argument is replete with word-splitting which is out-dated since Staff Legal Bulleting No. 14B. For instance the company incorrectly claims that an advisory vote inherently cannot influence pay practices or give shareholders a clear voice. The company incorrectly claims that an issue involving a "broad spectrum" would make it intrinsically impossible for shareholders to express a "clear voice."

The company also claims that it is questionable whether shareholders could give an advisory vote on a specific matter if this matter involves the conclusions of its compensation committee.

The company incorrectly claims that if a topic involves documents actually filed with the Commission that it must be considered as exclusively ordinary business. Also if the topic involves documents in which the directors have liability, this is purportedly a clear sign of exclusively ordinary business.

Since 1992, the Staff has consistently taken the position that proposals dealing with the compensation of "senior executives" may not be omitted in reliance on the ordinary business exclusion.

The following company precedents seem to speak for themselves as not applicable:

Long Island Lighting Co.

WSB No.: 022696020

Public Availability Date: Thursday, February 22, 1996

Abstract:

A shareholder proposal, which requests that this company expand the disclosure in its proxy statement to include data on stock price, the consumer price index, the common stock dividend, average company worker salary and total CEO compensation, may be omitted from the company's proxy material under rule 14a-8 (c) (7).

ConAgra, Inc.

WSB No.: 061598005

Public Availability Date: Wednesday, June 10, 1998

Abstract:

A shareholder proposal, which urges this company's board of directors to establish a political contribution program and publish those guidelines, as well as comprehensive disclosure on the recipient of such contributions, in the company's annual report to shareholders and Form 10-K, may be omitted from the company's proxy material under rule 14a-8 (c) (7). The staff particularly notes that the proposal would involve matters relating to the company's ordinary business operations since it requires the company to supplement the disclosures made in its annual report on Form 10-K and other periodic reports.

Southwest Gas Corp.

WSB No.: 050696011

Public Availability Date: Monday, May 6, 1996

Abstract:

A shareholder proposal, which mandates that this company expand the executive compensation disclosure in the proxy statement to include data on share price, net earnings, common share dividend, average nonexecutive worker salary, and total CEO compensation, may be omitted from the company's proxy material under rule 14a-8 (c) (7).

In regard to the company argument on a lead director the company, the company points out that it was months into 2006 before the company had what it calls a lead director. The company fails to address that the rule 14a-8 text on a lead director was prefaced by "For instance in 2006 it was reported S" Therefore it appears that the company did not have a lead director for part of 2006. Additionally the company seems to report a having a "handcuffed" lead director which would not be a genuine lead director. According to the company the lead director is mandated to be the Chair of the Nominating Committee. However, the qualification that make one a good Chair of the Nominating Committee may not serve as well in meeting the demands of the Lead Director position.

Furthermore in the Sara Lee precedent, the proponent did not even ask for the opportunity "to make revisions" in accordance with SLB 14B, yet the proponent was granted the opportunity.

For the above reasons it is respectfully requested that concurrence not be granted to the company. And if necessary an opportunity be granted to make revisions" as in Sara Lee Corporation (September 11, 2006) and in accordance with SLB 14B. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal since the company had the first letter.

Sincerely,

John Chevedden

cc:

Nick Rossi

Frances Chang<Frances.Chang@pge-corp.com>

[STAFF REPLY LETTER]

January 30, 2007

Response of the Office of Chief Counsel *Division of Corporation Finance*

Re: PG&E Corporation Incoming letter dated December 21, 2006

The proposal asks the board to adopt a policy that shareholders be given the opportunity at each annual meeting to vote on an advisory management resolution to approve the report of the Compensation Committee in the proxy statement.

There appears to be some basis for your view that PG&E may exclude the proposal under rule 14a-8(i)(3), as materially false or misleading under rule 14a-9. Accordingly, we will not recommend enforcement action to the Commission if PG&E omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which PG&E relies.

Sincerely,

/s/

Gregory Belliston

Attorney-Adviser

[1] *Executive Compensation and Related Person Disclosure*, SEC Release Nos. 33-8732; 34-54302; IC-27444; File No. S7-03-06, issued August 11, 2006 and published in the Federal Register, 17 CFR Parts 228, 229, 232, 239, 240, 245, 249 and 274, September 8, 2006 [71 FR 53158] (referred to herein as the "*Release*").

[2] We respectfully submit to the Staff that it would not be appropriate to permit revision of the Proposal under the 1998 Release and related Staff Legal Bulletins. Staff Legal Bulletin No. 14 confirms the Staff position that revisions are appropriate when the challenged proposal contains "some relatively minor defects that are easily corrected" but not if the revisions "would alter the substance of the proposal" or if the proposal does not "generally comply with the substantive requirements of the rule." In this case, the Proposal would have to be rewritten entirely, as discussed in this letter.

[3] In the correspondence available publicly, Sara Lee did not request exclusion of the proposal based upon the requirements and content of the new CD&A.

[4] The Release states that:

A company must assess the materiality to investors of the information that is identified by the example in light of the particular situation of the company. We also note that in some cases an example may not be material to a particular company, and therefore no disclosure would be required. Because the scope of the Compensation Discussion and Analysis is intended to be comprehensive, a company must address the compensation policies that it applies, even if not included among the examples. The Compensation Discussion and Analysis should reflect the individual circumstances of a company and should avoid boilerplate disclosure.

[5] The 2006 proxy statement includes the Company's Corporate Governance Guidelines, which provide as follows:

Lead Director The Chair of the Nominating, Compensation, and Governance Committee shall be the lead director, and shall be selected by the independent directors. The lead director shall act as a liaison between the Chairman of the Board and the independent directors, and shall preside at all meetings at which the Chairman is not present. The lead director approves the agendas and schedules for meetings of the Board, and approves information sent to the members of the Board. The lead director has authority to call special meetings of the independent directors.

The proxy also provides that the lead director currently is C. Lee Cox.

NO-ACT, NAFT WSB File No. 022696020, Long Island Lighting Co. , (Feb. 22, 1996)

Long Island Lighting Co.

Company: Long Island Lighting Co.

Public Availability Date: February 22, 1996

WSB File No. 022696020

Fiche Locator No. 2574F11

WSB Subject Categories: 075, 077

Reference:

Securities Exchange Act of 1934, Section 14(a), Rule 14a-8

INQUIRY LETTER 1

LONG ISLAND LIGHTING COMPANY

175 EAST OLD COUNTRY ROAD

HICKSVILLE, NEW YORK 11801

TELEPHONE(516) 545-5162

January 10, 1996

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Long Island Lighting Company Omission of Stockholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

Pursuant to Rule 14a-8(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Long Island Lighting Company (the "Company") hereby requests, for the reasons set forth below, the concurrence of the Securities and Exchange Commission, Division of Corporation Finance (the "Division"), that it will not recommend enforcement action against the Company if the Company omits a proposal from David C. Look (the "Proponent") described in this letter (the "Proposal"), from the Company's proxy materials relating to the 1996 Annual Meeting of Shareholders, currently scheduled for May 9, 1996 (the "Proxy Materials"). The Company currently intends to mail definitive proxy materials on or about April 1, 1996.

Pursuant to Rule 14a-8(d), enclosed herewith are six copies of a letter from the Proponent that includes the Proposal (Exhibit A) and this letter which sets forth the reasons supporting the Company's proposed omission of the Proposal from its Proxy Materials. To the extent that the reasons for omission stated in this letter are based on matters of law, these reasons are the opinions of the undersigned as an attorney licensed and admitted to practice in the State of New York and based on the law of New York and federal law. By copy of this letter, the Company is notifying the Proponent of its intention to omit the Proposal from its Proxy Materials.

I. THE PROPOSAL

The Proponent's Resolution reads, in pertinent part, as follows:

RESOLVED, that the section entitled "COMPENSATION PAID TO EXECUTIVE OFFICERS", in the 1996 and subsequent proxy statements, include a ten-year running chart entitled "EXECUTIVE COMPENSATION COMPARISON" which will include data on (1) stock price; (2) consumer price index; (3) common stock dividend; (4) average LILCO worker salary; and (5) total CEO compensation.

After a review of the applicable law, the Company proposes to omit the Proposal from its Proxy Material for the following reasons: (i) the Proposal has been rendered moot within the meaning of Rule 14a-8(c)(10); (ii) the Proposal may contain misleading information within the meaning of Rule 14a-8(c)(3); (iii) the Proposal deals with matters relating to the ordinary business operations of the Company within the meaning of Rule 14a-8(c)(7); (iv) the proposal is, under the laws of New York, not a proper subject for action by security-holders within the meaning of Rule 14a-8(c)(1); and (v) the Proposal is beyond the Company's power to effectuate within the meaning of Rule 14a-8(c)(6).

II. THE PROPOSAL MAY PROPERLY BE OMITTED BECAUSE IT HAS BEEN RENDERED MOOT.

Pursuant to Rule 14a-8(c)(10) of the Exchange Act, a registrant may omit a proposal and any supporting statement from its proxy materials if the proposal has been rendered moot. The Securities and Exchange Commission (the "Commission") has indicated that a proposal is rendered moot if it has been "substantially implemented" by the registrant. Exchange Act Release No. 34,20091 1983-84 Transfer Binder Fed. Sec. L. Rep. (CCH) ¶83,417 (August 16, 1983).

In the Proponent's supporting statement, he implies that the purpose of the Proposal is to provide shareholders with a better understanding of the Company's policies regarding executive compensation. The purpose of the executive compensation comparison chart he wishes to have included in the proxy statement is to better explain how the executive salary increases compare to company and market performance factors. This being the intent, the Company believes that the Proposal is moot because it has been substantially implemented. Specifically, substantially all of the information the Proponent seeks to have the Company chart is information that is either (i) provided by the Company in other portions of the proxy statement; (ii) provided by the Company in its Annual Report to Shareholders or in its Form 10-K; or (iii) otherwise readily available to shareholders.

In compliance with Item 402 of Regulation S-K, as amended by the Commission in 1992, the Company's proxy statement discloses the total compensation received by the Chief Executive Officer ("CEO") along with the four most highly compensated executive officers other than the CEO for each of the Company's last three completed fiscal years. In addition, the Company's proxy statements contain a Board Compensation Committee Report on Executive Compensation. The Compensation Committee Report discusses, in detail, the basis for the salary increases granted to all executive officers. Also, direct comparisons are provided between the salary of the Company's CEO and that of CEOs of other companies. Also provided in the report are specific Company performance factors used to justify any increase in CEO compensation. The disclosure contained in these sections, while not presented graphically, is nonetheless intended to provide shareholders with substantially the same information the Proponent seeks to require the Company to disclose in the compensation comparison chart.

Furthermore, in compliance with Item 201 of Regulation S-K, certain other information the Proponent seeks to include in the compensation comparison chart is currently provided to shareholders. Specifically, the Company discloses, in its Annual Report to Shareholders, the trading price and frequency and amount of cash dividends declared on its common stock for the two most recent fiscal years. From this information, shareholders are currently able to compare specific Company performance with the level of salary increases granted to executive officers.

With respect to the remaining information the Proponent seeks the Company to include in the compensation comparison chart (*i.e.*, average worker salary increase and consumer price index), such information is currently available to shareholders as well. For example, in compliance with Item 101 of Regulation S-K, the Company's Annual Report on Form 10-K for the year-ended December 31, 1992 disclosed the wage increase for the Company's union workers for each of the three years covered by the contracts entered into with the unions at that time. In addition, the Company annually provides the New York State Public Service Commission with salary information for a significant portion of its non-union management employees. This information is also available to the Company's shareholders. Lastly, shareholders may obtain information regarding the consumer price index by referring to the many financial news publications that readily disclose such information.

Although provided in different forms, the executive compensation disclosure contained in the Company's proxy statement, when read in conjunction with the Company's Annual Report to Shareholders, its Form 10-K and other public reports or news publications, substantially includes the information the Proponent seeks the Company to provide in the comparison chart, thereby rendering the Proposal moot. While all this information is not expressly included in the Proxy Material, the Commission has taken the position that a registrant may omit a proposal from its proxy statement pursuant to Rule 14a-8(c)(10) if it can be shown that the information requested by the proponent is addressed in other publicly available materials. *See, e.g.*, Houston Industries Inc. (March 11, 1985). Since the major elements of the Proposal have been addressed (*i.e.*, comparison data regarding executive compensation), and the information requested in the Proposal is not significantly greater than that presently supplied by the Company, omission on the grounds of mootness is proper. *See, e.g.*, Texaco, Inc (March 28, 1991); General Dynamics (March 12, 1992). Since the Company has substantially implemented the Proposal (and will continue to do so) by complying with the executive compensation rules and other requirements of Regulation S-K, the Company believes the Proposal is moot and excludable from the Proxy Materials.

III. THE PROPOSAL MAY PROPERLY BE OMITTED BECAUSE IT MAY CONTAIN MISLEADING INFORMATION.

Rule 14a-8(c)(3) of the Exchange Act permits a registrant to exclude a shareholder proposal from its proxy statement if the proposal or supporting statement is "contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9 which prohibits false and misleading statements in proxy soliciting materials." The Company believes the Proposal may contain such statements in contravention of Rule 14a-9 and may therefore be omitted from the Proxy Materials.

The Proposal is improper under Rule 14a-9 because it contains allegations concerning the character and integrity of the Company's Board of Directors along with unsupported statements of opinion presented as fact. For example, the Proponent makes the following assertions in the Proposal:

1. "The average shareholder has very little control over actions of the Board of Directors with regard to the setting of policy."

2. "Controversial issues . . . are often couched in language which is unclear and structured to support a particular point of view."

3. "One area in which many Boards of Directors seem to be ignoring the will of the shareholders is that of executive compensation."

4. "One of the major reasons for generous compensation awards may be that the members of a typical Board are generally quite 'friendly' with the CEO and often are themselves CEOs or other high company executives."

The Proponent makes no attempt to substantiate or qualify these statements. For example, the Commission has taken the view that certain policy matters are not considered within the exclusive jurisdiction of a company's Board of Directors and, therefore, shareholders have been given the opportunity to express their views on such matters involving labor relations, human rights, tobacco and other harmful products, nuclear power and certain aspects of executive compensation. To state that shareholders have little control regarding policy matters is incorrect and therefore misleading. In addition, to imply that the Company discloses "controversial issues" in an unclear and thereby misleading manner in violation of the Commission's rules, is unjustified and improper. Furthermore, to emphatically state that Boards of Directors, in general, are ignoring the will of shareholders with respect to executive compensation is unsupported and also misleading. Lastly, to state that generous compensation awards are granted to CEOs because of the "friendly" relationship between Board members and CEOs implies that the character and integrity of the directors, not to mention their fiduciary obligations to shareholders, is compromised by this relationship and is also highly improper.

In this respect, the Commission has recognized that material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation, may be omitted under Rule 14a-9. *See* Note (b) to Rule 14a-9. Since the Proposal directly impugns the character, integrity and personal reputation of the Company's Board of Directors and since the Proponent offers no support for broad statements of opinion, the Proposal may therefore be properly excluded. *See also* USX Corporation (February 22, 1990).

IV. THE PROPOSAL MAY PROPERLY BE OMITTED BECAUSE IT DEALS WITH MATTERS RELATING TO THE ORDINARY BUSINESS OPERATIONS OF THE COMPANY.

Rule 14a-8(c)(7) of the Exchange Act permits a registrant to omit a shareholder proposal and any supporting statement if the proposal involves a matter relating to the conduct of the ordinary business of the registrant. In constituting this Rule, the Commission has indicated that a proposal involves decisions relating to conduct of ordinary business operations if it deals with the format and style of disclosures contained in reports to shareholders. *See, e.g.*, Norwest Corporation (January 17, 1992).

As previously discussed, the information referred to in the Proposal does not involve enhanced disclosure of executive compensation information. The Proposal involves the format and presentation of executive compensation information in the proxy statement. Specifically, the Proponent requests the Company to graphically depict substantially the same information it currently provides to shareholders in a different format. The Company believes that the Proposal may be properly excluded under Rule 14a-8(c)(7) since the format and presentation of such information, to the extent not expressly governed by the proxy rules, relates to the ordinary business of the Company.

V. THE PROPOSAL MAY PROPERLY BE OMITTED BECAUSE IT IS NOT A PROPER SUBJECT FOR SHAREHOLDERS AND IT IS BEYOND THE COMPANY'S POWER TO EFFECTUATE.

Rule 14a-8(c)(1) of the Exchange Act provides that a proposal may be omitted if it is, under the laws of the registrant's domicile, not a proper subject for action by securityholders. The Company is incorporated under the laws of the State of New York. Section 701 of the New York Business Corporation Law (the "BCL") provides, in pertinent part, that "the business of a corporation shall be managed under the direction of its board of directors...."

As stated above, the format and presentation of information contained in the Proxy Materials relates to the ordinary business of the Company. Under New York law, such business is to be managed under the exclusive direction of the Company's Board of Directors. There is no other provision in the BCL, or in the Company's charter or by-laws that reserves or grants to the shareholders of a New York corporation authority to direct such corporation's Board of Directors or its management to include statements or charts in such corporation's proxy materials. Since the Proposal is mandatory in form, if adopted by a majority of the Company's shareholders it would, in my opinion, constitute an infringement on an area of management reserved to the Company's Board of Directors by New York law.

In addition, Rule 14a-8(c)(6) of the Exchange Act permits a registrant to omit a shareholder proposal and any supporting statement if the proposal is beyond the registrant's power to effectuate. The Proposal requests that the Company's shareholders adopt a resolution requiring the Company to include the compensation comparison chart in its 1996 statement and subsequent proxy statements. However, the Proposal, if included in the 1996 proxy statement, will not be presented to shareholders for approval until the 1996 Annual Meeting. Therefore, the resolution in the Proposal will be outdated at such time as it is presented to shareholders for approval and, if adopted, will be beyond the Company's power to effectuate.

The Proposal also states that information regarding "average LILCO worker salary" should be included in the compensation comparison chart. This statement is ambiguous, since the Company's workforce is comprised of both union and non-union management employees. Because it is inappropriate for the Company to speculate as to what information it is required to include in the compensation comparison chart, the ambiguity of this statement further renders the Proposal beyond the Company's power to effectuate.

VI. CONCLUSION

For the reasons set forth above, it is my opinion that the Company may omit the Proposal from its Proxy Materials relating to its 1996 Annual Meeting. I hereby request that the Division of Corporation Finance concur in this view and advise the undersigned that it will not recommend any enforcement action be taken against the Company for doing so.

If you have any questions regarding the foregoing or require any additional information, please contact me at (516) 545-5162 or Alfred C. Bereche, Esq. at (516) 545-5067.

Very truly yours,

Leonard P. Novello

General Counsel

cc: David C. Look
1851 Stonewood Drive

Dayton, OH 45432

INQUIRY LETTER 2

DAVID C. LOOK

1851 STONEWOOD DRIVE

DAYTON, OH 45432

TELEPHONE(999) 999-9999

Ms. Kathleen A. Marion
Corporate Secretary, LILCO
175 East Old Country Road
Hicksville, NY 11801

Dear Ms. Marion:

I would like to introduce the following resolution to be included in the 1996 Proxy Statement:

RESOLVED, that the section entitled "COMPENSATION PAID TO EXECUTIVE OFFICERS", in the 1996 and subsequent proxy statements, include a ten-year running chart entitled "EXECUTIVE COMPENSATION COMPARISON" which will include data on (1) stock price; (2) consumer price index; (3) common stock dividend; (4) average LILCO worker salary; and (5) total CEO compensation. To facilitate comparisons, each of these quantities will be indexed to a unit value of 100 in the base year.

A fictitious example of such a chart is enclosed with this letter.

Arguments in support of the proposed resolution include:

The average shareholder has very little control over the actions of the Board of Directors with regard to the setting of policy. Controversial issues, while discussed in the proxy statements, are often couched in language which is unclear and structured to support a particular point of view. One area in which many Boards of Directors seem to be ignoring the will of the shareowners is that of executive compensation. Large raises, well above the consumer price index and other important indicators, along with "golden parachutes" and other long-term compensation agreements, seem to be the norm these days, rather than the exception. One of the major reasons may be that the members of a typical Board are generally quite "friendly" with the CEO, and often are themselves CEOs or other high company executives. A possible solution to the compensation problem would be to limit the average percentage increase in executive compensation to the average percentage increase received by nonexecutive workers. However, a shareowner resolution to that effect would probably be strongly opposed by the Board of Directors and would be defeated at the present time. Therefore, a reasonable start, which should provoke little opposition, is to require in the proxy statement a clear comparison of executive compensation with respect to the other factors listed in the resolution. By including data over the previous ten years, short-term fluctuations will be averaged out.

David C. Look
Owner, 624 shares

STAFF REPLY LETTER

February 22, 1996

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: Long Island Lighting Company (the "Company")

Incoming letter dated January 10, 1996

The proposal requests that the Company expand the disclosure in its proxy statement to include data on stock price, the consumer price index, the common stock dividend, average Company worker salary and total CEO compensation.

There appears to be some basis for your view that the proposal relates to the conduct of the ordinary business of the registrant and therefore may be excludable under Rule 14a-8(c)(7) (i.e., presentation of disclosure in the Company's reports to shareholders). Accordingly, this Division will not recommend enforcement action to the Commission if the proposal is excluded from the Company's proxy materials. In reaching a position, the staff has not found it necessary to address the alternative bases for omission upon which the Company relies.

Sincerely,

Stephanie D. Marks

Attorney Advisor

NO-ACT, NAFT WSB File No. 050696011, Southwest Gas Corp. , (May 06, 1996)

Southwest Gas Corp.

Company: Southwest Gas Corp.

Public Availability Date: May 06, 1996

WSB File No. 050696011

Fiche Locator No. 2603G3

WSB Subject Category: 077

Reference:

Securities Exchange Act of 1934, Section 14(a), Rule 14a-8

INQUIRY LETTER 1

SOUTHWEST GAS CORPORATION

P.O. BOX 98510

5241 SPRING MOUNTAIN ROAD

LAS VEGAS, NEVADA 89193-8510

TELEPHONE(702) 876-7189

May 01, 1996

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Southwest Gas Corporation

Omission of Shareholder Proposal (Rule 14a-8)

Ladies and Gentlemen:

Pursuant to Rule 14a-8(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Southwest Gas Corporation (the "Company") hereby requests, for the reasons set forth below, the concurrence of the Securities and Exchange Commission, Division of Corporate Finance (the "Division"), that it will not recommend enforcement action against the Company if the Company omits a proposal from David C. Look (the "Proponent") described in this letter (the "Proposal"), from the Company's proxy materials relating to the 1996 Annual Meeting of Shareholders, currently scheduled for June 28, 1996 (the "Proxy Materials"). The Company currently intends to mail definitive proxy materials on or about May 17, 1996.

Pursuant to Rule 14a-8(d), transmitted herewith are six copies of a letter from the Proponent that includes the Proposal (Appendix A) and this letter which sets forth the reasons supporting the Company's proposed omission of the Proposal from its Proxy Materials. To the extent that the reasons for omission stated in this letter are based on matters of law, these reasons are the opinion of the undersigned with respect to matters of federal law and of the opinion of the law firm of O'Melveny & Myers (Appendix B) with respect to matters of the laws of California. By copy of this letter, the Company is notifying the Proponent of its intentions to omit the Proposal from its Proxy Materials.

I. THE PROPOSAL

The Proponent's Resolution reads, in pertinent part, as follows:

RESOLVED, that the section entitled "Executive Compensation", in the 1997 and subsequent Southwest Gas proxy statements, include a ten-year running chart entitled "EXECUTIVE COMPENSATION COMPARISON" which will include data on (1) stock price as of December 31 of the year in question; (2) net earnings; (3) common stock dividend; (4) average nonexecutive worker salary; and (5) total CEO compensation.

The Proposal submitted to the Company is almost identical to the proposal Proponent submitted to Long Island Lighting Company ("LILCO") in late 1995 or early 1996. LILCO proposed to omit that proposal and requested concurrence from the Division that it would not recommend enforcement action. By letter dated February 22, 1996, the Division concluded that the proposal relates to the conduct of ordinary business of the registrant and therefore may be excluded under Rule 14a-8(c)(7). *See, Long Island Lighting Company*, February 22, 1996 1996 SEC No-Act. LEXIS 241.

After review of the LILCO letter and applicable law, the Company proposes to omit the Proposal from its Proxy Material for the following reasons: (i) the Proposal was not submitted within a "reasonable time" before the Proxy Materials are to be provided as required by Rule 14a-8(a)(3); (ii) the Proposal deals with matters relating to the ordinary business operations of the Company within the meaning of Rule 14a-8(c)(7); and (iii) the Proposal is, under the laws of California, not a proper subject for action by shareholders within the meaning of Rule 14a-8(c)(1).

II. THE PROPOSAL MAY PROPERLY BE OMITTED BECAUSE IT WAS NOT SUBMITTED WITHIN A "REASONABLE TIME" AS REQUIRED BY RULE 14a-8(a)(3).

Rule 14a-8(a)(3)(1) of the Exchange Act requires that a shareholder proposal, to be presented at an annual meeting, must be received by registrant not less than 120 calendar days in advance of the date of the release of the Proxy Materials to security holders. An exception to the timing requirement of the Rule involves a situation in which the annual meeting has been changed by more than 30 calendar days, in which case a shareholder proposal must be received by the registrant within a "reasonable time" before the release of the Proxy Materials.

The Proposal was received by the Company on April 22, 1996, which, under normal circumstances would have been after the Company had released its Proxy Materials for the 1996 Annual Meeting. On February 29, 1996, the Company advised its shareholders that the 1996 Annual Meeting would be postponed until late June or early July 1996 in order to present to shareholders a resolution regarding the sale of the Company's financial subsidiary.

Under the circumstances, the Proponent failed to provide the Proposal to the Company within a "reasonable time" before the projected release of the Proxy Materials to the Company's shareholders. The time lines enumerated in Rule 14a-8(a)(3) define what is a "reasonable time" for the submission of proposals normally addressed by shareholders at annual meetings. Such proposals are required to be submitted not less than 120 days before the proxy materials are to be released to shareholders, and the rules contemplate that any opposition to the proposal be filed 80 days before such release. This time line is necessary to provide the registrant the opportunity to assess the proposal and, if necessary, to object to its submission to shareholders. It also provides an opportunity for Division review, comment and possible amendments to the proposal, as well as, the opportunity for the registrant to prepare and circulate a statement in opposition to the proposal.

The Company recognizes that by delaying the 1996 Annual Meeting, the normal time line is no longer applicable. Such a delay, however, should not excuse the Proponent's procrastination in submitting the Proposal to the Company. The Proponent had the opportunity to submit the Proposal to the Company in December 1995. The Proponent chose not to. The Proponent also had the opportunity to submit the Proposal once he received notification of the postponement of the 1996 Annual Meeting. Again, the Proponent chose not to, and waited over a month and one-half before providing the Proposal to the Company. Requiring the Company to process the Proposal under the provisions of Rule 14a-8(d) of the Exchange Act in less than 25 days is unrealistic, and may possibly result in: (i) the postponement of the 1996 Annual Meeting; or (ii) the submission of the Proposal to shareholders without the opportunity for the Company to submit a statement in opposition. Such a result is unfair to the Company and other shareholders and not within a "reasonable time" as envisioned by Rule 14a-8(a)(3).

III. THE PROPOSAL MAY PROPERLY BE OMITTED BECAUSE IT DEALS WITH MATTERS RELATING TO THE ORDINARY BUSINESS OPERATIONS OF THE COMPANY.

Rule 14a-8(c)(7) of the Exchange Act permits a registrant to omit a shareholder proposal and supporting statements if the proposal involves a matter relating to the conduct of the ordinary business of the registrant. In construing this Rule, the Division concluded in *LILCO*, supra, that a proposal that deals with the format and style of disclosures to shareholders, to the extent not expressly governed by the proxy rules, relates to the conduct of the ordinary business of the registrant.

With respect to the Proposal submitted to the Company, the information the Proponent wants graphically depicted is substantially the same information: (i) provided by the Company in other portions of the proxy statement; (ii) provided by the Company in its Summary Annual Report and Form 10-K; or (iii) otherwise readily available to shareholders. Common stock prices, net earnings which may be defined as net income or net income applicable to common stock, common stock dividends and total CEO compensation is information contained in the Company's Summary Annual Report and Form 10-K and Proxy Statement. Total employee salaries, from which the "average nonexecutive worker salary" could be derived, is provided annually to the California Public Utilities Commission, the Public Service Commission of Nevada and the Arizona Corporation Commission. Such information is public information and is available to the Company's shareholders.

Recasting existing information into the Proponent's format will not enhance the disclosures regarding executive compensation. The format and presentation of such information have been established by the Commission, as embodied in Item 402 of Regulation S-K and reflected in the Proxy Materials provided to the Company's shareholders. Format and content of the information to be presented to shareholders regarding executive compensation, to the extent not expressly governed by the proxy rules, is within the conduct of the ordinary business of the Company.

IV. THE PROPOSAL MAY BE OMITTED BECAUSE IT IS NOT A PROPER SUBJECT FOR SHAREHOLDERS.

Rule 14a-8(c)(1) of the Exchange Act provides that a proposal may be omitted if it is, under the laws of the registrant's state of incorporation, not a proper subject for actions by shareholders. The Company is incorporated under the laws of California. Under the provisions of Section 300 of the California Corporations Code ("Code"), ". . . the business and affairs of the corporation shall be managed and all corporate powers shall be exercised by or under the direction of the board. . . ."

The only limitations on this grant of authority are those contained in the Company's articles of incorporation or as otherwise provided by law. There is no provision in the Company's articles or under any other provision of the Code that reserves or grants to shareholders the authority to direct or control the publication of shareholder information. Since the Proposal is mandatory in form, its adoption would interfere with an area of management that has by statute been reserved to the Company's Board of Directors.

V. CONCLUSION.

For the foregoing reasons, the Company believes that it may omit the Proposal under Rule 14a-8(a)(3), 14a-8(c)(7) and 14a-8(c)(1). This letter does not address, and should not be interpreted to preclude or foreclose, any other grounds for excluding the Proposal pursuant to Rule 14a-8 of the Exchange Act.

The Company respectfully requests that the Division waive the 80-day filing requirement of Rule 14a-8(d) and consider this submission timely.

If you have questions regarding the foregoing or require additional information, please contact me at (702) 876-7189 or Robert M. Johnson, Associate General Counsel for the Company, at (702) 364-3227.

Very truly yours,

Thomas J. Trimble
Senior Vice President/General

Counsel & Secretary

Enclosures

c David C. Look

Shareholder

Timothy Levenberg, Esq.

Division of Corporate Finance

Frances Lossing, Esq.

O'Melveny & Myers

INQUIRY LETTER 2

DAVID C. LOOK

1851 STONEWOOD DRIVE

DAYTON, OH 45432

TELEPHONE(999) 999-9999

April 22, 1996

Mr. Thomas J. Trimble
Senior Vice President and Corporate Secretary
Southwest Gas Corporation
P.O. Box 98510
5241 Spring Mountain Road
Las Vegas, Nevada 89193-8510

Dear Mr. Trimble:

Having just read the 1995 Summary Annual Report and the Form 10-K, I find it incomprehensible that the Southwest Gas CEO, Mr. Maffie, would receive a 43% raise in total compensation after the disastrous year experienced by the company. In view of this action by the Board of Directors, I would like to introduce the following resolution to be included in the 1996 Proxy Statement:

RESOLVED, that the section entitled "EXECUTIVE COMPENSATION", in the 1997 and subsequent Southwest Gas proxy statements, include a ten-year running chart entitled "EXECUTIVE COMPENSATION COMPARISON" which will include data on (1) stock price as of December 31 of the year in question; (2) net earnings; (3) common stock dividend; (4) average nonexecutive worker salary; and (5) total CEO compensation. To facilitate comparisons, each of these quantities will be indexed to a unit value of 100 in the base year.

A fictitious example of such a chart is enclosed with this document.

Arguments in support of the proposed resolution include:

The average shareholder has very little control over the actions of the Board of Directors with regard to the setting of policy. Controversial issues, while discussed in the proxy statements, are often couched in language which is unclear and structured to support a particular point of view. One area in which many Boards of Directors may be ignoring the will of the shareholders is that of executive compensation. Large raises, well above the increases in dividends, earnings, and other important indicators, along with "golden parachutes" and other long-term compensation agreements, seem to be the norm these days, rather than the exception. One of the reasons may be that the members of a typical Board are somewhat biased in favor of the CEO, possibly because they themselves are often CEOs. A possible solution to the compensation problem would be to limit the average percentage increase in executive compensation to the average percentage increase received by nonexecutive workers. However, a shareholder resolution to that effect would probably be strongly opposed by the Board of Directors and would be defeated at the present time. Therefore, a reasonable start, which should provoke little opposition, is to require in the proxy statement a clear comparison of executive compensation with respect to the other factors listed in the resolution. By including data over the previous ten years, short-term fluctuations will be averaged out.

David C. Look
Owner, 292 shares

INQUIRY LETTER 3

O'MELVENY & MYERS

400 SOUTH HOPE STREET

LOS ANGELES, CALIFORNIA 90071

TELEPHONE(213) 669-6000

May 01, 1996

Southwest Gas Corporation
5241 Spring Mountain Road
Las Vegas, Nevada 89102

Re: Omission of Shareholder Proposal (Rule 14a-8)

Ladies and Gentlemen:

At your request, we have examined the letter from David Look to Southwest Gas Corporation, a California corporation (the "Company"), pursuant to which Mr. Look requests that his proposal be included in the Company's 1996 Proxy Statement (the "Proposal"). In addition, we have reviewed the Restated Articles of Incorporation of the Company.

On the basis of such review and our consideration of those questions of law we considered relevant, it is our opinion that, since the Proposal is mandatory in form, if adopted by a majority of the Company's shareholders, it would constitute an infringement by the shareholders of the Company on an area of management reserved to the Board of Directors of the Company by California law.

We consent to the use of this opinion as an exhibit to your letter dated May 1, 1996 addressed to the Securities and Exchange Commission.

Respectfully submitted,

O'Melveny & Myers

STAFF REPLY LETTER

May 6, 1996

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: Southwest Gas Corporation (the "Company")

Incoming letter dated May 1, 1996

The proposal mandates that the Company expand the executive compensation disclosure in the proxy statement to include data on stock price, net earnings, common stock dividend, average nonexecutive worker salary, and total CEO compensation.

There appears to be some basis for your view that the proposal may be excluded pursuant to Rule 14a-8(c)(7). In this regard, the staff notes that the proposal is directed at matters relating to the conduct of the Company's ordinary business operations (i.e., presentation of disclosure in the Company's reports to shareholders). Accordingly, it is the Division's view that the instant proposal may be excluded from the Company's proxy material in reliance upon Rule 14a-8(c)(7). In reaching a position, the staff has not found it necessary to address the alternative basis for omission upon which the Company relies.

Sincerely,

Andrew A. Gerber

Attorney Advisor

NO-ACT, WSB File No. 061598005 , ConAgra, Inc., (June 10, 1998)

ConAgra, Inc.

Public Availability Date: June 10, 1998
WSB File No. 061598005
Fiche Locator No. 2920F5
WSB Subject Category: 77
References:
Securities Exchange Act of 1934, Section 14(a) , Rule 14a-8

-------------------Washington Service Bureau Summary-------------------

"...A shareholder proposal, which urges this company's board of directors to establish a political contribution program and publish those guidelines, as well as comprehensive disclosure on the recipient of such contributions, in the company's annual report to shareholders and Form 10-K, may be omitted from the company's proxy material under rule 14a-8(c)(7). The staff particularly notes that the proposal would involve matters relating to the company's ordinary business operations since it requires the company to supplement the disclosures made in its annual report on Form 10-K and other periodic reports."

[LETTER OF INQUIRY]

April 29, 1998

VIA FEDERAL EXPRESS

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

RE: *ConAgra, Inc.; Commission File No. 1-7275;*

Rule 14a-8(d)/Exclusion of Stockholder Proposal

Ladies and Gentlemen:

Our firm serves as counsel for ConAgra, Inc., a Delaware corporation (the "Company") and we are submitting this letter on behalf of the Company pursuant to Rule 14a-8(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The Company received a stockholder proposal (the "Proposal") from the Board of Trustees of the IBEW Pension Benefit Fund (the "Proponent") for inclusion in the Company's proxy materials (the "Proxy Materials") for the 1998 Annual Meeting of the Stockholders (the "1998 Annual Meeting"). The Company presently intends to omit the Proposal from its Proxy Materials pursuant to Rule 14-8(c)(7) under the Securities Exchange Act of

1934 (the "Exchange Act") and respectfully requests that the Staff confirm that it will not recommend any enforcement action against the Company based on the omission of the Proposal.

We are enclosing six copies of this letter and the Proposal as submitted by the Proponent (attached as Exhibit A). We are forwarding a copy of this letter to the Proponent as notice of the Company's intention to omit the Proposal from the Proxy Materials. To the extent that any reasons for omission stated in this letter are based on matters of law, this letter will serve as supporting opinion of counsel pursuant to Rule 14-8(d)(4).

1. *Proposal.* The Proposal reads as follows:

Be it Resolved: That the shareholders of (ConAgra) ("Company") urge that the Board of Directors establish a political "Soft Dollar" or "Soft Money" contributions program that includes the following features:

1. Contribution Guidelines: The Board of Directors would present written contribution guidelines in the Company's annual report and Form 10-K that clearly define the issues and interests that the Company is seeking to promote with its "Soft Dollar" political contributions; and

2. Contribution Reporting: Comprehensive political contribution reporting would be provided in the Company's annual report and Form 10-K documenting the entities that were the recipients of the Company's political "Soft Dollar" contributions during the previous twelve-month period.

2. *Basis for Omission of the Proposal.* Rule 14a-8(c)(7) allows a company to omit shareholder proposals from proxy materials when the proposal "deals with a matter relating to the conduct of the ordinary business operations of the registrant." The Company believes the Proposal may be omitted from the Proxy Materials pursuant to Rule 14a-8(c)(7) because the Proposal, if implemented, would require the Company to supplement the disclosures made in its annual report on Form 10-K and other periodic reports. Omission of the Proposal on this basis is consistent with the Staff's view as expressed in the Burlington Northern Santa Fe Corporation No-Action Letter (publicly available February 9, 1998) and Circuit City Stores No-Action Letter (publicly available April 6, 1998). In the no-action letters, the Staff concurred that identical proposals could be omitted pursuant to 14a-8(c)(7) because each proposal would, if implemented, require the company to supplement the disclosures made in its annual report on Form 10-K and other periodic reports.

The Staff has consistently held that proposals dealing with "format and content of the Company's periodic reports", beyond legal requirements, relate to the conduct of ordinary business and may therefore be excluded. See General Motors Corporation (publicly available February 28, 1997) (omission of a proposal recommending disclosure of taxes paid and collected by the registrant in the annual report); WPS Resources Corp. (publicly available January 23, 1997) (omission of a proposal requesting additional disclosure of the costs of registrant's quality program); E. I. duPont de Nemours and Company (publicly available January 31, 1996) (omission of proposal requiring registrant to disclose in the annual report certain cost information relating to product and environmental liability, employee medical benefits, and compliance with environmental regulations).

The Commission regulates the contents of periodic reports for the purpose of providing shareholders and potential investors sufficient information to make informed decisions about the registrant. Once regulatory requirements have been met, however, the registrant has considerable latitude in deciding what additional topics of interest to include. If the discretionary contents of the periodic reports were not a part of the conduct of a registrant's ordinary business, the periodic reports would become a sounding board for special interest shareholder groups. The Proponent is interested in "soft dollar" contributions; other shareholders may be interested in taxes, quality programs, product or environmental liability, and medical benefits. If all such interests were included, the periodic reports would become a compilation of special interest topics in which the required and useful information would be obscured. Information that is disclosable in addition to that which is necessary to meet the Commission's reporting requirements is properly left to the discretion to the Board of

Directors and the management of the Company as a matter relating to the conduct of ordinary business operations to the company.

The Company also notes that corporate political contributions are already subject to various regulations and disclosure provisions at the federal and state level and it is not appropriate to attempt to enlist the shareholder proposal process for this purpose.

The implementation of the Proposal would cause the Company to include information in its periodic reports beyond that which is legally required. Accordingly, we believe that the Proposal may be excluded from the Company's 1998 Proxy pursuant to Rule 14a-8(c)(7) as it relates to the ordinary business operations of the registrant.

Based upon the foregoing, the Company respectfully requests that the Staff confirm, at its earliest convenience, that it will not recommend any enforcement action if the Company excludes the Proposal from the Proxy Materials for its 1998 Annual Meeting in reliance on Rule 14a-8(c)(7).

The Company presently anticipates mailing its Proxy Materials for the 1998 Annual Meeting to stockholders on or about August 21, 1998. We would appreciate a response from the Staff in time for the Company to meet this schedule.

Please acknowledge receipt of this letter by stamping one of the enclosed copies and returning it to the undersigned using the stamped, pre-addressed envelope provided. Should the Staff disagree with the Company's position, we would appreciate an opportunity to confer with the Staff prior to the issuance of its response. If you have any questions regarding this matter or as soon as a Staff response is available, would you kindly call the undersigned at 402-341-3070.

Sincerely yours,

David L. Hefflinger

DPH:dlc

cc: James P. O'Donnell, Executive Vice President,

Chief Financial Officer and Corporate Secretary

[APPENDIX]

CONAGRA SHAREHOLDER PROPOSAL CONCERNING POLITICAL "SOFT DOLLAR" CONTRIBUTIONS

Be it Resolved: That the shareholders of **(ConAgra)** ("Company") urge that the Board of Directors establish a political "**Soft Dollar**" or "**Soft Money**" contributions program that includes the following features:

1. **Contribution Guidelines:** The Board of Directors would present written contribution guidelines in the Company's annual report and Form 10-K that clearly define the issues and interests that the Company is

seeking to promote with its "**Soft Dollar**" *political contributions*; and

2. **Contribution Reporting:** Comprehensive political contribution reporting would be provided in the Company's annual report and Form 10-K documenting the entities that were the recipients of the Company's political "**Soft Dollar**" contributions during the previous twelve month period.

Statement of Support

The American political election process is the cornerstone of the country's democratic system of government, serving as the central means by which all citizens can participate in the public debate of ideas and elect representatives to protect and promote our collective interests. *The integrity of the political process is currently being challenged* by the *flood* of ***unregulated*** "**soft dollar**" *political contributions* into the political process. The ***corruptive influence*** of this political money has contributed to *a growing cynicism by Americans* toward the political electoral process.

In response to *the growing public repulsion* towards "**soft dollar**" political giving, several major corporations, including General Motors, Monsanto and Allied Signal, have stated their intent to end the practice. The audacious manner in which the "**soft dollars**" have been raised and the *lack of accounting* for how they are spent are particularly troubling aspects of the "**soft dollar**" giving process. Concerned about possible association with the unseemly aspects of the "**soft dollar**" fundraising process, which has received considerable press attention, these corporations are removing themselves from the process. ***The large amounts of money flowing to the political parties have also led many to suspect that more than good government is being sought by contributors.***

Our Company has made "**soft dollar**" political contributions *from corporate assets.* In order to ***provide shareholder accountability*** in this area, we believe that it would be ***good corporate practice*** to *establish* a **Board Contribution Policy** and **Annual Reporting to Shareholders** on the Company's political "**Soft Dollar**" giving activity.

WE URGE YOU TO VOTE *FOR* THIS PROPOSAL

[STAFF REPLY LETTER]

June 10, 1998

RESPONSE OF THE OFFICE OF CHIEF COUNSEL

DIVISION OF CORPORATION FINANCE

Re: ConAgra, Inc. (The "Company")

Incoming letter dated April 29, 1998

The proposal urges the board to establish a political contributions program and publish in the Company's annual report to shareholders and Form 10-K those guidelines, as well as comprehensive disclosure on recipients of such contributions.

There appears to be some basis for your view that the proposal may be omitted pursuant to rule 14a-8(c)(7) as relating to the Company's ordinary business operations. While the subject-matter of political contributions does not necessarily involve matters relating to the Company's ordinary business operations, we note in particular that the proposal would if implemented require the Company to supplement the disclosures made in its annual report on Form 10-K and other periodic reports. Accordingly, the Division will not recommend enforcement action to the Commission if the Company relies on that rule for omitting the proposal from its proxy materials.

Sincerely

Sanjay M. Shirodkar

Attorney-Advisor

TIAA CREF
FINANCIAL SERVICES FOR THE GREATER GOOD®

Teachers Insurance and Annuity Association of America
College Retirement Equities Fund
730 Third Avenue
New York, NY 10017-3206
212 490-9000 800 842-2733

Hye-Won Choi
Head of Corporate Governance
212-916-5647
hchoi@tiaa-cref.org

VIA HAND DELIVERY

January 9, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Shareholder Proposal of CREF; Request by The Ryland Group, Inc. for No-Action Determination

Dear Sir/Madam:

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 (the "Exchange Act"), the College Retirement Equities Fund ("CREF") submitted to The Ryland Group, Inc. ("Ryland" or the "Company") a shareholder proposal (the "Proposal") which reads as follows:

> RESOLVED, that the shareholders of Ryland Group, Inc. (the "Company") recommend that the board of directors adopt a policy requiring that the proxy statement for each annual meeting contain a proposal, submitted by and supported by Company management, seeking an advisory vote of shareholders to ratify and approve the board Compensation Committee Report and the executive compensation policies and practices set forth in the Company's Compensation Discussion and Analysis.

In a letter to your office dated December 17, 2007, Ryland stated that it intends to omit the Proposal from its proxy materials being prepared for the 2008 annual meeting of shareholders. Ryland argues that it is entitled to exclude the Proposal under Rule 14a-8(i)(3) because the Proposal is materially false or misleading and Rule 14a-8(i)(7) because the Proposal relates to ordinary business matters.

Under Rule 14a-8(g), Ryland bears the burden of demonstrating why the Proposal may be excluded. As explained below, Ryland has not sustained its burden and should not be permitted to exclude the Proposal from its proxy statement.

I. The Purpose of the Proposal

The Proposal requests that Ryland's board of directors (the "Board") adopt a policy by which the Company would be required to submit a non-binding proposal each year seeking an advisory vote of shareholders to ratify and approve the Compensation Committee Report and the executive compensation policies and practices set forth in the Company's Compensation Discussion and Analysis ("CD&A"). The intent of the Proposal is to provide Ryland's management and Board with the maximum amount of flexibility. The Proposal gives Ryland's management and Board, who are responsible for the design, implementation and disclosure of the Company's compensation policies and practices, the ability to develop and submit the Proposal in any manner that they believe is appropriate. Thus, the intent is to put the advisory vote mechanism into the hands of Ryland's management and Board.

The purpose of the Proposal is in line with the purpose of the new executive compensation disclosure rules adopted by the Securities and Exchange Commission (the "Commission" or the "SEC") which is to provide investors with understandable, comprehensive and meaningful information regarding a company's executive compensation disclosure.[1] In its release adopting the new rules, the Commission described the CD&A as follows:

> The purpose of the Compensation Discussion & Analysis is to provide material information about the compensation objectives and policies for named executive officers without resort to boilerplate disclosure. The Compensation Discussion and Analysis is intended to put into perspective *for investors* the numbers and narrative that follow it. (emphasis added)[2]

CREF has carefully reviewed the new compensation disclosure throughout the past year. While we understand that this was the first year of the new rules and there is a learning curve, we agree with Chairman Cox's statement, "I have to report that we are disappointed with the lack of clarity in much of the narrative disclosure that's been filed with the SEC so far."[3] We believe that an advisory vote, such as the vote set forth in the Proposal, will help bring about better information in a clear and understandable form.

The Commission also stated that, although the new rules will provide more detailed information to investors regarding executive compensation, it is up to the markets to provide checks and balances on compensation practices employed by the management and boards of directors of public companies as it is "not the job of the SEC to judge what constitutes the 'right' level of compensation for an executive or to place limits on what executives are paid."[4] CREF believes that the use of an advisory vote can serve as an important tool by which shareholders can impose such a system of checks and balances on a company's executive compensation policies and practices. An advisory

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[1] SEC Release No. 33-8732A, "Executive Compensation and Related Person Disclosure," August 29, 2006.
[2] Id at 29.
[3] Speech by Chairman Christopher Cox, Closing Remarks to the Second Annual Corporate Governance Summit, March 23, 2007, available at http://www.sec.gov/news/speech/2007/spch032307cc.htm.
[4] Speech by Chairman Christopher Cox, Introductory Remarks at the SEC Open Meeting, July 26, 2006, available at http://www.sec.gov/news/speech/2006/spch072606cc.htm.

vote on the CD&A and the Compensation Committee Report, although non-binding, complements the Commission's new executive compensation rules because it provides an essential market-based response.

Advisory votes on executive compensation are common practice in the United Kingdom, Australia, Sweden and the Netherlands and are garnering increasing support in the United States. In fact, shareholder proposals seeking advisory votes on executive compensation received a majority of votes cast at seven companies during the 2007 proxy season and both Aflac and Verizon Communications have agreed to hold an annual advisory vote on executive compensation beginning in 2008 and 2009, respectively.[5]

In part to set an example for public companies to follow, the Teachers Insurance and Annuity Association ("TIAA") adopted and implemented an advisory vote on its executive compensation disclosure in 2007. TIAA's trustees explained to its policyholders that the advisory vote is a vote on the quality and merits of TIAA's executive compensation plan and disclosures, including connection to performance, achievement of business goals and long-term value creation. The TIAA advisory vote is a vote on how well its trustees have explained the underlying reasoning and rationale for its compensation decisions and related policies to TIAA's policyholders. TIAA also provided its policyholders with the ability to provide commentary explaining the rationale behind their votes. This was a way for TIAA to provide a referendum on its compensation policies to its policyholders.

The use of an advisory vote, such as the vote set forth in the Proposal, is an efficient way to inform a company's management and board of directors of shareholder sentiment without involving shareholders in compensation decisions. This is consistent with CREF's overall approach to corporate governance and its philosophy regarding the role of boards and shareholders. We believe that it is the job of the compensation committee, not the shareholders, to make compensation decisions. CREF does not intend to encroach upon the province of the board, substitute its judgment for that of the board or micromanage the Company. CREF seeks to hold boards accountable to shareholders for compensation decisions in an effort to ensure that boards are acting in the best interest of shareholders. The onus is on boards to persuade shareholders that their plans are consistent with the company's business model and strategic goals, clearly linked to performance, and drive long-term value for shareholders. We view the advisory vote as an opportunity for companies to explain to shareholders why their executive compensation policies and practices are appropriate.

CREF also believes that an advisory vote would encourage independent thinking by the Board, stimulate healthy debate within the Company and trigger dialogue on executive compensation policies between the Company and its shareholders. A speech

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[5] According to the 2007 Postseason Report published by RiskMetrics Group, shareholder proposals seeking advisory votes on executive compensation received a majority of votes cast at Motorola, Verizon Communications, Blockbuster, Clear Channel, Valero Energy, Ingersoll-Rand and Activision. Shareholder proposals seeking advisory votes on executive compensation averaged 41.7 percent support at 41 meetings during the 2007 proxy season. See RiskMetrics Group, "2007 Postseason Report: A Closer Look at Accountability and Engagement," *available at* http://www.riskmetrics.com/webcasts/2007proxy_season_review/.

delivered by former SEC Commissioner Roel C. Campos described the benefits of giving shareholders an advisory vote on executive compensation. Specifically, Commissioner Campos noted that,

> While I am sure that the natural inclination of companies is not to allow such advisory votes, I think there are some distinct positives. First, it fosters dialogue with and feedback from investors, and it gives shareholders a sense of empowerment without a company actually being bound by anything.... Further there appears to be some evidence that this may have some effect in curbing excessive executive pay.[6]

CREF has deliberated for over a year on the merits and mechanics of implementing an advisory vote at a U.S. public company. CREF believes that this is an opportune time to implement the use of an advisory vote on executive compensation. Following the 2007 proxy season, the first proxy season in which the majority of companies were required to comply with the new executive compensation rules, the Division of Corporation Finance (the "Division") issued a report regarding its initial review of the executive compensation and related disclosure of 350 public companies.[7] Among other things, the Division commented that the CD&A needs to focus on *how* and *why* a company arrives at specific executive compensation decisions and policies.[8] Specifically, the Division noted that, "The focus should be on helping the reader understand the basis and the context for granting different types and amounts of executive compensation."[9] In a speech providing guidance on the SEC's expectations for CD&As for next year, John White, Director of the Division, noted that, "Far too often, meaningful analysis is missing – this is the biggest shortcoming of the first year disclosures. Stated simply – Where's the analysis?"[10] These are the same questions CREF is asking public companies. CREF believes that implementing an advisory vote on executive compensation will provide answers to these questions and incentivize public companies to think about *how* and *why* they arrived at specific executive compensation decisions in a more comprehensive and thoughtful manner. This, in turn, will lead to more detailed and meaningful information regarding a company's executive compensation policies and practices and help achieve the SEC's goal which, as Chairman Cox stated, is "to advance the interests of shareholders through better disclosure."[11]

---

[6] Speech by Commissioner Roel C. Campos, Remarks Before the 2007 Summit on Executive Compensation, January 23, 2007, available at http://www.sec.gov/news/speech/2007/spch012307rcc.htm.
[7] The report is available at http://www.sec.gov/divisions/corpfin/guidance/execcompdisclosure.htm.
[8] See also, Speech by John W. White, Director of the Division of Corporation Finance, "Keeping the Promises of Leadership and Teamwork: The 2007 Proxy Season and Executive Compensation Disclosures," *available at* http://www.sec.gov/news/speech/2007/spch050307jww.htm.
[9] The report is available at http://www.sec.gov/divisions/corpfin/guidance/execcompdisclosure.htm.
[10] Speech by John W. White, Director of the Division of Corporation Finance, "Where's the Analysis?," *available at* http://www.sec.gov/news/speech/2007/spch100907jww.htm.
[11] Speech by Chairman Christopher Cox, Introductory Remarks at the SEC Open Meeting, July 26, 2006, available at http://www.sec.gov/news/speech/2006/spch072606cc.htm.

II. The Proposal May Not Be Excluded Under Rule 14a-8(i)(7) Because It Does Not Relate to Ordinary Business Matters

Rule 14a-8(i)(7) allows exclusion of a proposal that "deals with a matter relating to the company's ordinary business operations." Since 1992, the Staff of the Division of Corporation Finance (the "Staff") has consistently taken the position that proposals dealing with the compensation of "senior executives" may not be omitted in reliance on the ordinary business exclusion, while proposals dealing with general employee compensation are excludable.[12] In Staff Legal Bulletin No. 14A, the Staff noted that it modified its approach to Rule 14a-8(i)(7) submissions concerning proposals that relate only to equity compensation plans of senior executive officers in response to "widespread public debate" on the topic.[13] As discussed below, the Proposal is consistent with this position as the topic of the Proposal is the CD&A and the Compensation Committee Report, both of which relate to the compensation of the Company's named executive officers ("NEOs"). As a result, the Proposal may not be excluded under Rule 14a-8(i)(7) as it does not relate to ordinary business matters.

The central thrust of the proxy statement compensation disclosure is to provide shareholders with "clear, concise and understandable disclosure of all plan and non-plan compensation awarded to, earned by, or paid to the named executive officers" of the company.[14] Under the SEC's new executive compensation disclosure rules, as set forth in Item 402 of Regulation S-K under the Exchange Act, both the CD&A and the Compensation Committee Report only relate to the compensation of a company's NEOs.[15] Specifically, the CD&A provides shareholders with a detailed discussion of the compensation objectives and policies for a company's NEOs. The Compensation Committee Report also primarily relates to the compensation of NEOs because it requires the compensation committee to state that it has reviewed and discussed the CD&A with management and, based on the compensation committee's discussions with management, recommended to the board of directors that the CD&A be included in the company's annual report on Form 10-K or proxy statement, as applicable. Thus, although the proxy statement might contain disclosure of executive compensation policies and practices that might apply to executive officers other than NEOs, such disclosure is only incidental to the disclosure required by Item 402 of Regulation S-K under the Exchange Act.

---

[12] See, *Battle Mountain Gold Co.* (pub. avail. Feb. 12, 1992)("In view of the wide-spread public debate concerning executive and director compensation policies and practices, and the increasing recognition that these issues raise significant policy issues, it is the Division's view that proposals relating to senior executive compensation no longer can be considered matters relating to a registrant's ordinary business"); *Eastman Kodak* (pub. avail. Feb. 13, 1992) ("[I]t is the Division's view that proposals relating to senior executive compensation no longer can be considered matters relating to a registrant's ordinary business"); See also, Division of Corporation Finance, Staff Legal Bulletin No. 14A (July 12, 2002), *available at* http://www.sec.gov/interps/legal/cfslb14a.htm.

[13] See Division of Corporation Finance, Staff Legal Bulletin No. 14A (July 12, 2002), *available at* http://www.sec.gov/interps/legal/cfslb14a.htm.

[14] See Item 402(a)(2) of Regulation S-K.

[15] A company's NEOs include the principal executive officer, principal financial officer and the three most highly compensated executive officers other than the principal executive officer and the principal financial officer. See Item 402(a)(3) of Regulation S-K.

The Staff continues to act in accordance with its position that proposals dealing with the compensation of "senior executives" may not be omitted in reliance on the ordinary business exclusion. For example, in *Sara Lee Corporation* (pub. avail. Sept. 11, 2006), the Staff did not concur that Rule 14a-8(i)(7) could be used as a basis to exclude a proposal that shareholders be given the opportunity at each annual meeting to vote on an advisory resolution to approve the CD&A.[16] The Staff has also stated that Rule 14a-8(i)(7) is not a basis to exclude shareholder proposals urging boards of directors to adopt a policy requiring an advisory vote on the compensation of the NEOs set forth in the Summary Compensation Table and the accompanying narrative disclosure of the proxy statement.[17] This line of no-action letters weighs in favor of requiring the Company to include the Proposal in its proxy statement because the Summary Compensation Table and the accompanying narrative disclosure address the very information that is the subject of the CD&A – executive compensation.

The Proposal does not seek to micromanage the Company. As previously discussed, the Proposal requests that Ryland's management and Board prepare and present an annual proposal seeking the requested advisory vote. The Proposal neither attempts to dictate or control the content of the proposal, the CD&A or the Compensation Committee Report nor does it request that the Company produce any disclosure not already required by the federal securities laws. Rather, the purpose of the Proposal is to provide shareholders with an opportunity to vote on the quality and merits of the Company's executive compensation policies and practices set forth in the CD&A and the Compensation Committee Report. The Proposal is intended to serve as a means by which shareholders can provide feedback to the Company in an effort to achieve greater clarity regarding such policies and practices. Thus, the Proposal is not seeking to influence the format and presentation of the executive compensation disclosure in the Company's proxy statement, as was the case in *Long Island Lighting Company* no-action letter (pub. avail. Feb. 22, 1996) cited by Ryland.

Based on the foregoing analysis, it would not be appropriate to permit the Company to exclude the Proposal in reliance on Rule 14a-8(i)(7) because it neither relates to an inappropriate subject matter nor attempts to micromanage the Company.

---

[16] See also, *Blockbuster Inc.* (pub. avail. March 12, 2007)((Rule 14a-8(i)(7) not a basis to exclude shareholder proposal urging the board of directors to adopt a policy requiring an advisory vote on the compensation of the named executive officers set forth in the proxy statement's Summary Compensation Table and the accompanying narrative disclosure); *Wal-Mart Stores, Inc.* (pub. avail. March 21, 2007) (Rule 14a-8(i)(7) not a basis to exclude shareholder proposal urging the board of directors to adopt a policy requiring an advisory vote on the compensation of the named executive officers set forth in the proxy statement's Summary Compensation Table and the accompanying narrative disclosure); *Avaya, Inc.* (Oct. 18, 2006) (Rule 14a-8(i)(7) not a basis to exclude proposal seeking a standard of pay-for-superior-performance in the company's executive compensation plan for senior executives); *Emerson Electric Co.* (Oct. 24, 2005) (Rule 14a-8(i)(7) not a basis to exclude proposal seeking shareholder approval of future severance agreements with senior executives that provide benefits exceeding a certain threshold); *SBC Communications, Inc.* (Jan. 25, 2005) (Rule 14a-8(i)(7) not a basis to exclude proposal seeking a review of, and report on, special executive compensation). *Cf. Xerox Corp.* (March 14, 2006) (proposal for performance-based compensation could be excluded under Rule 14a-8(i)(7) unless proponent amended it to specify that it applied to "compensation of executive officers only").

[17] See *Blockbuster Inc.* (pub. avail. March 12, 2007); *Wal-Mart Stores, Inc.* (pub. avail. March 21, 2007).

III. The Proposal May Not Be Excluded Under Rule 14a-8(i)(3) Because It Is Not Materially False or Misleading

Rule 14a-8(i)(3) allows exclusion of a proposal if it violates any of the Commission's other proxy rules, including the prohibition under Rule 14a-9 regarding materially false or misleading statements. A proposal can be materially misleading if it is so vague that the company and its shareholders cannot understand what actions the Company would need to take in order to implement the proposal. The Company contends, unpersuasively, that this is the case with the Proposal.

As discussed in detail below, the Proposal is not materially false or misleading as the resolution and the supporting statement are sufficiently clear so that both shareholders and Ryland know what the Proposal asks Ryland to do and the Proposal does not mislead shareholders regarding its effect.

a. <u>The Compensation Discussion and Analysis</u>

The purpose of the CD&A is to provide shareholders with a detailed description of a company's executive compensation policies and practices. The CD&A should serve as a roadmap to the company's executive compensation policies and practices and help a shareholder understand the basis and the context for the company's decision to grant different types and amounts of executive compensation. In the simplest terms, the Proposal requests that shareholders vote to ratify and approve the CD&A if it provides detailed and meaningful information regarding the Company's executive compensation policies and practices and provides answers as to *how* and *why* the Company arrives at specific executive compensation decisions and policies.

In *Sara Lee Corporation* (pub. avail. Sept. 11, 2006), the Staff concurred that Rule 14a-8(i)(3) could be used as a basis to exclude a proposal that shareholders be given the opportunity at each annual meeting to vote on an advisory resolution to approve the Report of the Compensation and Employee Benefits Committee (the "Sara Lee Proposal"). However, because the content of the Compensation Committee Report was revised by the new executive compensation rules following the deadline for submitting proposals, the Staff permitted the proponent to revise the proposal to make clear that the advisory vote would relate to the description of the company's objectives and policies regarding NEO compensation that is included in the CD&A. The Staff went on to say that such a revised proposal may not be excluded under Rule 14a-8(i)(3). Thus, the Proposal, which, like the revised Sara Lee Proposal, makes clear that the advisory vote would relate to the company's executive compensation policies and practices set forth in the CD&A, may not be excluded under Rule 14a-8(i)(3).

Further, CREF asserts that the vote requested by the Proposal is clear – a vote on the entire presentation of the Company's executive compensation policies and practices. The vote is nonbinding and, as a result, the Company is not required to take any action in response to the shareholder vote on the Proposal. As previously stated, the sole purpose of the Proposal is to inform the Company's management and Board of shareholder sentiment without involving shareholders in compensation decisions. What, if anything, the Company chooses to do upon receiving the results of the requested advisory vote is the prerogative of the Company, as is the content of the annual proposal.

b. The Compensation Committee Report

With respect to the permissibility of an advisory vote on a proposal that includes the Compensation Committee Report, Ryland relies on a no-action letter issued to *PG&E Corporation* (pub. avail. Jan. 30, 2007) in which the Staff concurred that the company could exclude a resolution regarding an advisory vote to approve the Compensation Committee Report under Rule 14a-8(i)(3) (the "PG&E Proposal"). The analysis set forth in the PG&E no-action letter was primarily based on the fact that, as a result of recent changes in the executive compensation disclosure set forth in Item 402 of Regulation S-K under the Exchange Act, the Compensation Committee Report no longer is required to include a discussion of the compensation committee's policies applicable to the registrant's NEOs. Rather, the Compensation Committee Report simply states: (a) whether the compensation committee has reviewed the CD&A with management; and (b) whether, based on the review and discussions, the compensation committee recommended to the board of directors that the CD&A be included in the company's Annual Report on Form 10-K and, as applicable, the company's proxy or information statement. Thus, shareholders would only be voting on the limited content of the Compensation Committee Report.

In the present case, the Proposal requests that the Board adopt a policy that shareholders be given the opportunity to vote on an advisory management resolution at each annual meeting to approve the CD&A as well as the Compensation Committee Report. Thus, given the dual nature of the Proposal, the PG&E no-action letter is inapposite. In addition, the Proposal is distinguishable from several other no-action letters in which the Staff permitted companies to exclude shareholder proposals seeking advisory votes solely on the Compensation Committee Report in reliance on Rule 14a-8(i)(3).[18] The Staff found these proposals to be materially misleading as shareholders might believe they were voting on the company's executive compensation policies and practices rather than the very limited content of the Compensation Committee Report. In the present case, the Proposal clearly states that shareholders would be voting on all aspects of the executive compensation disclosure process, including the review and approval of the Compensation Committee Report as well as the CD&A.

CREF recognizes the limited content of the Compensation Committee Report and realizes that the detailed discussion of Ryland's compensation policies and practices for its NEOs is set forth in the CD&A. However, CREF believes it is important to obtain a shareholder advisory vote on the Compensation Committee Report as well as the CD&A in an effort to take a holistic approach to the compensation decision making process. The purpose of the Proposal is to hold Ryland's Board as well as its management accountable for the role of each in connection with the Company's executive compensation decisions

---

[18] See *WellPoint, Inc.* (pub. avail. Feb. 12, 2007)(Rule 14a-8(i)(3) is a basis to exclude a shareholder proposal seeking an advisory vote on the compensation committee report); *Entergy Corp.* (pub. avail. Feb. 14, 2007)(Rule 14a-8(i)(3) is a basis to exclude a shareholder proposal seeking an advisory vote on the compensation committee report); *Safeway Inc.* (pub. avail. Feb. 14, 2007) (Rule 14a-8(i)(3) is a basis to exclude a shareholder proposal seeking an advisory vote on the compensation committee report).

and related disclosure. Under the new executive compensation rules, management is responsible for the content of the CD&A and the board's compensation committee is responsible for reviewing the compensation disclosure included in the CD&A and approving its inclusion in the proxy statement. In order to hold the Board accountable for its decision to approve the inclusion of the CD&A in the proxy statement, the advisory vote must permit shareholders to vote on the Compensation Committee Report as well as the CD&A. Thus, to permit an advisory vote on the CD&A without also permitting a vote on the Compensation Committee Report would be insufficient.

Based on the foregoing analysis, it would not be appropriate to permit the Company exclude the Proposal in reliance on Rule 14a-8(i)(3).

IV. Conclusion

Ryland has failed to meet its burden of establishing that it is entitled to exclude the Proposal under either Rule 14a-8(i)(7) or Rule 14a-8(i)(3) of the Exchange Act. The Proposal does not relate to ordinary business matters because it pertains to the compensation of Ryland's NEOs as set forth in the CD&A and as approved by the compensation committee in the Board's Compensation Committee Report. In addition, the Proposal is sufficiently clear so that both shareholders and Ryland know what the Proposal asks Ryland to do, and the Proposal does not mislead shareholders regarding its effect. Accordingly, Ryland's request for a determination allowing it to exclude the Proposal under either Rule 14a-8(i)(7) or Rule 14a-8(i)(3) should be denied.

* * *

Should the Staff require any additional information or support, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the Staff's issuance of its response. Please do not hesitate to contact the undersigned at 212-916-5647 or Stephen Brown at 212-916-6930.

Very truly yours,

Hye-Won Choi
Head of Corporate Governance

DLA PIPER

RECEIVED
2008 JAN 16 PM 3:15
...ICE OF CHIEF COUNSEL
CORPORATION FINANCE

DLA Piper Rudnick Gray Cary US LLP
6225 Smith Avenue
Baltimore, MD 21209-3600
T 410.580.3000
F 410.580.3001
W www.dlapiper.com

R.W. SMITH, JR.
Jay.Smith@dlapiper.com
T 410.580.4266 F 410.580.3266

VIA UPS and FACSIMILE (202-772-9201)

January 15, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Letter from the College Retirement Equities Fund dated January 9, 2008 Opposing Request for Omission of Shareholder Proposal

Ladies and Gentlemen:

We are counsel to The Ryland Group, Inc. ("Ryland" or the "Company") and, on behalf of Ryland on December 17, 2007, we submitted a letter requesting that the staff of the Division of Corporation Finance (the "Staff") concur that it will not recommend enforcement action if Ryland omits a shareholder proposal and supporting statement (the "Proposal") submitted on November 12, 2007 by the College Retirement Equities Fund (the "Proponent"). We received a letter from the Proponent dated January 9, 2008 (the "Response Letter") responding to our request seeking omission of the Proponent's Proposal.

We would like to respond to two points raised by the Proponent's Response Letter. First, as we stated in our December 17, 2007 letter, the Proposal is excludable on the grounds that it is vague, indefinite and materially misleading because neither the stockholders voting on the Proposal, nor the Company in implementing the proposal would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires. The Proponent's Response Letter in fact supports our position as, like the Proposal and the supporting statement, it alternates between a focus on compensation policies and procedures on the one hand and the CD&A disclosure itself on the other. Accordingly, it remains unclear if the Proposal is seeking a vote on the adequacy of Ryland's proxy disclosure in the eyes of the shareholders or if there is some objection to one or all of the executive compensation policies discussed in the CD&A. The resolved clause of the Proposal seeks an advisory vote of shareholders "to ratify and approve ... the executive compensation policies and practices set forth in the Company's Compensation

Discussion and Analysis." The resolved clause clearly indicates that shareholders would be voting to approve Ryland's compensation policies. By contrast, the Proponent's supporting statement and Response Letter make it clear that the Proponent intends for the Proposal to serve as a referendum on whether the disclosure in the CD&A is adequate. In the Response Letter the Proponent states that shareholders should vote to ratify and approve the CD&A if it "provides detailed and meaningful information regarding the Company's executive compensation policies and practices...." This is inconsistent with a plain reading of the resolved clause and makes the Proposal so vague and impermissibly indefinite that it is contrary to Rule 14a-9, which prohibits materially misleading statements and may be excluded under Rule 14a-8(i)(3).

The Company also notes that such a determination regarding the adequacy of disclosure is subjective and not an appropriate subject for a shareholder vote. Disclosure that may be adequate in the mind of some shareholders may not be sufficiently adequate for other shareholders. Ryland has drafted the CD&A to comply with Item 402(b) of Regulation S-K and believes the CD&A clearly conveys its compensation policies. Further, a simple yes or no vote by shareholders will not indicate what portions of the CD&A are not sufficiently clear nor how the CD&A should be revised, which will only serve to magnify the problem.

As we stated in our December 17, 2007 letter, in Staff Legal Bulletin No. 14B, the Staff stated that a continuing basis for exclusion under Rule 14a-8(i)(3) is when:

> [T]he resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires — this objection also may be appropriate where the proposal and the supporting statement, when read together, have the same result.

The Response Letter submitted by the Proponent reinforces the conclusion that the Proposal is inherently vague and indefinite. The resolved clause seeks an advisory vote on the executive compensation policies included in the CD&A, yet the Proponent maintains that this is a vote on the adequacy of the disclosure in the CD&A.

The second point we would like to address is that the Proponent refers in its Response Letter to several shareholder proposals presented during the 2007 proxy season regarding advisory votes on executive compensation. The shareholder proposals cited by the Proponent focused on the compensation of senior executives as disclosed in the Summary Compensation Table and in many cases specifically excluded disclosure in the CD&A. We believe these proposals do not support the inclusion of Proponent's Proposal because they are limited to an advisory vote on a discrete set of information about a company's most highly paid executive officers. By contrast, the Proponent's Proposal appears to ask for an advisory vote on <u>all</u> of the executive compensation policies and practices set forth in the CD&A, which covers employees well outside of what are considered senior executives by the Company. As a result, the Proposal is excludable under Rule 14a-8(i)(7) as a proposal that involves general employee compensation matters.

Based on the Company's request for omission of this Proposal and the lack of merit or clarity offered in the Proponent's response, the Company respectfully requests the Staff's concurrence that the Proposal may be omitted and that it will not recommend enforcement action if the Proposal is excluded from the Company's 2008 proxy materials.

If you have any questions or need any additional information, please contact the undersigned. We appreciate your attention to this request.

Sincerely,

R.W. Smith, Jr.
DLA PIPER US LLP

cc: John C. Wilcox
Hye-Won Choi
College Retirement Equities Fund
730 Third Avenue
New York, NY 10017
Fax: (212) 916-6383

TIAA CREF

FINANCIAL SERVICES FOR THE GREATER GOOD™

RECEIVED

2008 JAN 28 AM 9:06

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Hye Won Choi
Vice President and
Head of Corporate Governance
212-916-5647
212-916-6383 (fax)
hchoi@tiaa-cref.org

VIA HAND DELIVERY

January 25, 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Shareholder Proposal of CREF; Request by The Ryland Group, Inc. for No-Action Determination

Dear Sir/Madam:

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 (the "Exchange Act"), the College Retirement Equities Fund ("CREF") submitted to The Ryland Group, Inc. ("Ryland" or the "Company") a shareholder proposal (the "Proposal") which reads as follows:

RESOLVED, that the shareholders of Ryland Group, Inc. (the "Company") recommend that the board of directors adopt a policy requiring that the proxy statement for each annual meeting contain a proposal, submitted by and supported by Company management, seeking an advisory vote of shareholders to ratify and approve the board Compensation Committee Report and the executive compensation policies and practices set forth in the Company's Compensation Discussion and Analysis.

In a letter dated December 17, 2007, Ryland stated that it intends to omit the Proposal from its proxy materials for the 2008 annual meeting of shareholders. We submitted a letter on January 9, 2008 responding to Ryland's letter (the "Response Letter"). On January 15, 2008, Ryland submitted a letter responding to our Response Letter (the "Second Ryland Letter").

We do not believe that the information set forth in the Second Ryland Letter changes the analysis set forth in our Response Letter. As a result, we respectfully refer the Staff to the Response Letter for our detailed analysis of the permissibility of the Proposal under the proxy rules. However, we would like to take this opportunity to briefly respond to Ryland's analysis regarding its request that the Proposal is vague and misleading and, therefore, may be excluded from Ryland's proxy materials in reliance on Rule 14a-8(i)(3).

We believe the Proposal clearly and simply states that the Ryland board *adopt a policy* of submitting to shareholders an annual non-binding advisory vote on the Compensation Committee Report and the disclosure contained in the Company's Compensation Discussion and Analysis. The Proposal merely asks the Ryland board to adopt a policy giving shareholders an advisory vote; the Proposal does not seek an actual shareholder vote on compensation. If the Company decides to adopt the policy, we are asking that the board and management craft a proposal that is clear in what it is asking shareholders to vote on. The goal of the Proposal is to give the Company full control of the advisory vote process. As previously stated, it is our intent to put the advisory vote mechanism into the hands of Ryland's management and board. We believe this is clear from the plain reading of the resolved clause.

In addition, shareholder proposals seeking an advisory vote on compensation have received significant levels of support during the last proxy season. Executive compensation is an issue of broad concern and is an important policy issue for corporate America. These proposals received majority support at Motorola, Verizon, Blockbuster, Clear Channel, Valero Energy, Ingersoll-Rand and Activision. The Proposal is analogous to the proposals submitted at these companies in that it seeks the adoption of a policy establishing an annual advisory vote.

As a result, we do not believe the Proposal is vague and misleading and should not be excluded in reliance on Rule 14a-8(i)(3).

* * *

Should the Staff require any additional information or support, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the Staff's issuance of its response. Please do not hesitate to contact the undersigned at (212) 916-5647 or Stephen Brown at (212) 916-6930.

Very truly yours,

[signature]

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 7, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Ryland Group, Inc.
Incoming letter dated December 17, 2007

The proposal recommends that the board adopt a policy requiring that the proxy statement for each annual meeting contain a proposal seeking an advisory vote of shareholders to ratify and approve the board Compensation Committee Report and the executive compensation policies and practices set forth in the Compensation Discussion and Analysis.

There appears to be some basis for your view that Ryland may exclude the proposal under rule 14a-8(i)(3), as materially false or misleading under rule 14a-9. Accordingly, we will not recommend enforcement action to the Commission if Ryland omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Ryland relies.

Sincerely,

Song Brandon

Song Brandon
Attorney-Adviser

END